UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       2              YEAR:   2004
GRUPO TELEVISA, S.A.
                      CONSOLIDATED FINANCIAL STATEMENT
                        AT JUNE 30 OF 2004 AND 2003
                            (Thousands of Pesos)
                                                                                                                      FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
  REF                                                                     QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                  CONCEPTS                                  FINANCIAL YEAR                 FINANCIAL YEAR
                                                                     -------------------------------------------------------------
   S                                                                       Amount           %            Amount            %
----------------------------------------------------------------------------------------------------------------------------------

   1    TOTAL ASSETS                                                      61,376,162        100         55,181,033         100

   2    CURRENT ASSETS                                                    21,294,031         35         20,429,176          37
   3    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                           11,764,519         19         10,471,695          19
   4    OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                            4,114,329          7          4,643,770           8
   5    OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)                            969,949          2            685,368           1
   6    INVENTORIES                                                        3,714,792          6          4,192,531           8
   7    OTHER CURRENT ASSETS                                                 730,442          1            435,812           1
   8    LONG-TERM                                                          6,878,447         11          3,436,423           6
   9    ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                                    0          0                  0           0
  10    INVESTMENT IN SHARES OF SUBSIDIARIES
        AND NON-CONSOLIDATED                                               6,553,634         11          3,278,410           6
  11    OTHER INVESTMENTS                                                    324,813          1            158,013           0
  12    PROPERTY, PLANT AND EQUIPMENT                                     18,512,632         30         15,998,454          29
  13    PROPERTY                                                          12,493,278         20         12,155,572          22
  14    MACHINERY AND INDUSTRIAL                                          14,531,815         24         10,433,826          19
  15    OTHER EQUIPMENT                                                    2,878,685          5          2,417,581           4
  16    ACCUMULATED DEPRECIATION                                          12,134,438         20         10,318,362          19
  17    CONSTRUCTION IN PROGRESS                                             743,292          1          1,309,837           2
  18    DEFERRED ASSETS (NET)                                              9,495,306         15          9,458,693          17
  19    OTHER ASSETS                                                       5,195,746          8          5,858,287          11

  20    TOTAL LIABILITIES                                                 37,112,600        100         31,928,619         100

  21    CURRENT LIABILITIES                                                5,157,149         14          4,594,032          14
  22    SUPPLIERS                                                          2,184,194          6          1,974,116           6
  23    BANK LOANS                                                           162,965          0            294,723           1
  24    STOCK MARKET LOANS                                                         0          0                  0           0
  25    TAXES TO BE PAID                                                     735,055          2            455,651           1
  26    OTHER CURRENT LIABILITIES                                          2,074,935          6          1,869,542           6
  27    LONG-TERM LIABILITIES                                             21,579,641         58         15,857,602          50
  28    BANK LOANS                                                         2,026,823          5          2,142,711           7
  29    STOCK MARKET LOANS                                                17,472,654         47         12,481,529          39
  30    OTHER LOANS                                                        2,080,164          6          1,233,362           4
  31    DEFERRED LOANS                                                     9,995,377         27          9,685,060          30
  32    OTHER LIABILITIES                                                    380,433          1          1,791,925           6

  33    CONSOLIDATED STOCK HOLDERS' EQUITY                                24,263,562        100         23,252,414         100

  34    MINORITY INTEREST                                                   (239,481)        (1)         1,216,776           5
  35    MAJORITY INTEREST                                                 24,503,043        101         22,035,638          95
  36    CONTRIBUTED CAPITAL                                               13,184,715         54          8,244,913          35
  37    PAID-IN CAPITAL STOCK (NOMINAL)                                    2,524,174         10          1,555,065           7
  38    RESTATEMENT OF PAID-IN CAPITAL STOCK                               6,722,068         28          6,461,151          28
  39    PREMIUM ON SALES OF SHARES                                         3,938,473         16            228,697           1
  40    CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                 0          0                  0           0
  41    CAPITAL INCREASE (DECREASE)                                       11,318,328         47         13,790,725          59
  42    RETAINED EARNINGS AND CAPITAL RESERVE                              6,647,738         27         11,911,905          51
  43    REPURCHASE FUNDS OF SHARES                                         5,370,967         22          5,573,984          24
  44    EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-
        HOLDERS' EQUITY                                                   (1,634,260)        (7)        (5,276,509)        (23)
  45    NET INCOME FOR THE YEAR                                              933,883          4          1,581,345           7

-------------------------------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                           QUARTER:       2               YEAR:   2004
GRUPO TELEVISA, S.A.
                      CONSOLIDATED FINANCIAL STATEMENT
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)
                                                                                                                     FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------
   REF                                                                       QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                    CONCEPTS                                   FINANCIAL YEAR                FINANCIAL YEAR
                                                                     ------------------------------------------------------------
    S                                                                        Amount            %            Amount           %
---------------------------------------------------------------------------------------------------------------------------------
    3     CASH AND SHORT-TERM INVESTMENTS                                   11,764,519         100         10,471,695        100
   46     CASH                                                                 567,365           5            295,909          3
   47     SHORT-TERM INVESTMENTS                                            11,197,154          95         10,175,786         97

   18     DEFERRED ASSETS (NET)                                              9,495,306         100          9,458,693        100
   48     AMORTIZED OR REDEEMED EXPENSES                                     1,685,221          18          1,689,475         18
   49     GOODWILL                                                           7,810,085          82          7,769,218         82
   50     DEFERRED TAXES                                                             0           0                  0          0
   51     OTHERS                                                                     0           0                  0          0

   21     CURRENT LIABILITIES                                                5,157,149         100          4,594,032        100
   52     FOREIGN CURRENCY LIABILITIES                                       2,421,477          47          2,037,215         44
   53     MEXICAN PESOS LIABILITIES                                          2,735,672          53          2,556,817         56

   24     STOCK MARKET LOANS                                                         0         100                  0        100
   54     COMMERCIAL PAPER                                                           0           0                  0          0
   55     CURRENT MATURITIES OF MEDIUM TERM NOTES                                    0           0                  0          0
   56     CURRENT MATURITIES OF BONDS                                                0           0                  0          0

   26     OTHER CURRENT LIABILITIES                                          2,074,935         100          1,869,542        100
   57     OTHER CURRENT LIABILITIES WITH COST                                   69,134           3                  0          0
   58     OTHER CURRENT LIABILITIES WITHOUT COST                             2,005,801          97          1,869,542        100

   27     LONG-TERM LIABILITIES                                             21,579,641         100         15,857,602        100
   59     FOREIGN CURRENCY LIABILITIES                                      15,869,743          74         11,054,417         70
   60     MEXICAN PESOS LIABILITIES                                          5,709,898          26          4,803,185         30

   29     STOCK MARKET LOANS                                                17,472,654         100         12,481,529        100
   61     BONDS                                                             17,472,654         100         12,481,529        100
   62     MEDIUM TERM NOTES                                                          0           0                  0          0

   30     OTHER LOANS                                                        2,080,164         100          1,233,362        100
   63     OTHER LOANS WITH COST                                              1,408,363          68                  0          0
   64     OTHER LOANS WITHOUT COST                                             671,801          32          1,233,362        100

   31     DEFERRED LOANS                                                     9,995,377         100          9,685,060        100
   65     NEGATIVE GOODWILL                                                          0           0                  0          0
   66     DEFERRED TAXES                                                       780,837           8          1,078,858         11
   67     OTHERS                                                             9,214,540          92          8,606,202         89

   32     OTHER LIABILITIES                                                    380,433         100          1,791,925        100
   68     RESERVES                                                                   0           0            115,007          6
   69     OTHERS LIABILITIES                                                   380,433         100          1,676,918         94

   44     EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK-                       (1,634,260)        100         (5,276,509)       100
          HOLDERS' EQUITY
   70     ACCUMULATED INCOME DUE TO MONETARY POSITION                          (30,471)         (2)           (30,471)        (1)
   71     INCOME FROM NON-MONETARY POSITION ASSETS                          (1,603,789)        (98)        (5,246,038)       (99)

---------------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                          QUARTER:       2               YEAR:   2004
GRUPO TELEVISA, S.A.
                      CONSOLIDATED FINANCIAL STATEMENT
                               OTHER CONCEPTS
                            (Thousands of Pesos)
                                                                                                                     FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
   REF                                                                   QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                    CONCEPTS                               FINANCIAL YEAR                FINANCIAL YEAR
                                                                    ------------------------------------------------------------
    S                                                                          Amount                         Amount
--------------------------------------------------------------------------------------------------------------------------------

   72     WORKING CAPITAL                                                  16,136,882                     15,835,144
   73     PENSIONS FUND AND SENIORITY PREMIUMS                                984,816                        835,347
   74     EXECUTIVES (*)                                                           35                             36
   75     EMPLOYEES (*)                                                        14,070                         12,350
   76     WORKERS (*)                                                               0                              0
   77     CIRCULATION SHARES (*)                                        8,789,447,309                  8,783,804,425
   78     REPURCHASED SHARES (*)                                          679,100,650                    316,106,980

--------------------------------------------------------------------------------------------------------------------------------
    (*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       2              YEAR:   2004
GRUPO TELEVISA, S.A.
                     CONSOLIDATED STATEMENTS OF INCOME
                  FROM JANUARY 1 TO JUNE 30, 2004 AND 2003
                            (Thousands of Pesos)
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                                         QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                    CONCEPTS                                     FINANCIAL YEAR                FINANCIAL YEAR
                                                                       ------------------------------------------------------------
    R                                                                          Amount            %            Amount           %
-----------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                           12,690,477         100         10,996,281        100
    2     COST OF SALES                                                        7,363,352          58          6,574,059         60
    3     GROSS INCOME                                                         5,327,125          42          4,422,222         40
    4     OPERATING                                                            1,944,836          15          1,760,005         16
    5     OPERATING INCOME                                                     3,382,289          27          2,662,217         24
    6     TOTAL FINANCING COST                                                   518,150           4            368,988          3
    7     INCOME AFTER FINANCING COST                                          2,864,139          23          2,293,229         21
    8     OTHER FINANCIAL OPERATIONS                                             472,059           4            112,835          1
    9     INCOME BEFORE TAXES AND WORKERS' PROFIT
          SHARING                                                              2,392,080          19          2,180,394         20
   10     RESERVE FOR TAXES AND WORKERS' PROFIT
          SHARING                                                                622,540           5            613,726          6
   11     NET INCOME AFTER TAXES AND WORKERS' PROFIT
          SHARING                                                              1,769,540          14          1,566,668         14
   12     SHARE IN NET INCOME OF SUBSIDIARIES AND
          NON-CONSOLIDATED ASSOCIATES                                            148,030           1              6,824          0
   13     CONSOLIDATED NET INCOME OF CONTINUOUS
          OPERATIONS                                                           1,917,570          15          1,573,492         14
   14     INCOME OF DISCONTINUOUS OPERATIONS                                           0           0                  0          0
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                                  1,917,570          15          1,573,492         14
   16     EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                    0           0                  0          0
   17     NET EFFECT AT THE BEGINNING OF THE YEAR OF
          CHANGES IN ACCOUNTING PRINCIPLES                                       991,953           8                  0          0
   18     NET CONSOLIDATED INCOME                                                925,617           7          1,573,492         14
   19     NET INCOME OF MINORITY INTEREST                                         (8,266)          0             (7,853)         0
   20     NET INCOME OF MAJORITY INTEREST                                        933,883           7          1,581,345         14

-----------------------------------------------------------------------------------------------------------------------------------



                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                                   QUARTER:       2        YEAR:   2004
GRUPO TELEVISA, S.A.

                     CONSOLIDATED STATEMENTS OF INCOME
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)

                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                                         QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                    CONCEPTS                                     FINANCIAL YEAR                FINANCIAL YEAR
                                                                       ------------------------------------------------------------
    R                                                                          Amount            %            Amount           %
-----------------------------------------------------------------------------------------------------------------------------------

             1    NET SALES                                                   12,690,477         100         10,996,281        100
             21   DOMESTIC                                                    10,384,360          82          9,095,737         83
             22   FOREIGN                                                      2,306,117          18          1,900,544         17
             23   TRANSLATED INTO DOLLARS (***)                                  199,889           2            174,462          2

             6    TOTAL FINANCING COST                                           518,150         100            368,988        100
             24   INTEREST PAID                                                  734,467         142            627,039        170
             25   EXCHANGE LOSSES                                                      0           0              7,973          2
             26   INTEREST EARNED                                                320,107          62            370,358        100
             27   EXCHANGE PROFITS                                                64,167          12                             0
             28   GAIN DUE TO MONETARY POSITION                                  133,721          26             52,073         14
             42   LOSS ON RESTATEMENT OF UDI'S                                    34,236           7             52,261         14
             43   GAIN ON RESTATEMENT OF UDI'S                                         0           0                  0          0

             8    OTHER FINANCIAL OPERATIONS                                     472,059         100            112,835        100
             29   OTHER NET EXPENSES (INCOME) NET                                472,059         100            112,835        100
             30   (PROFIT) LOSS ON SALE OF OWN SHARES                                  0           0                  0          0
             31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                      0           0                  0          0

             10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                  622,540         100            613,726        100
             32   INCOME TAX                                                     608,313          98            845,174        138
             33   DEFERRED INCOME TAX                                             11,462           2           (234,664)       (38)
             34   WORKERS' PROFIT SHARING                                          2,765           0              3,216          1
             35   DEFERRED WORKERS' PROFIT SHARING                                     0           0                  0          0

-----------------------------------------------------------------------------------------------------------------------------------
             (***) THOUSANDS OF DOLLARS

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                           QUARTER:       2                    YEAR:   2004
GRUPO TELEVISA, S.A.
                     CONSOLIDATED STATEMENTS OF INCOME
                               OTHER CONCEPTS
                            (Thousands of Pesos)
                                                                                                         FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------
   REF                                                                   QUARTER OF PRESENT      QUARTER OF PREVIOUS
                                    CONCEPTS                               FINANCIAL YEAR          FINANCIAL YEAR
                                                                       -------------------------------------------------
    R                                                                          Amount                  Amount
------------------------------------------------------------------------------------------------------------------------

   36     TOTAL SALES                                                           13,637,824                11,949,718
   37     NET INCOME OF THE YEAR                                                         0                 1,123,496
   38     NET SALES (**)                                                        25,640,806                23,342,992
   39     OPERATION INCOME (**)                                                  6,864,382                 5,582,184
   40     NET INCOME OF MAJORITY INTEREST (**)                                   3,007,661                   996,821
   41     NET CONSOLIDATED INCOME (**)                                           2,884,228                   902,872

------------------------------------------------------------------------------------------------------------------------
  (**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       2              YEAR:   2004
GRUPO TELEVISA, S.A.
                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                   FROM APRIL 1 TO JUNE 30, 2004 AND 2003
                            (Thousands of Pesos)
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                                      QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                    CONCEPTS                                  FINANCIAL YEAR                FINANCIAL YEAR
                                                                       ------------------------------------------------------------
    R                                                                       Amount            %            Amount           %
-----------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                         7,456,564         100          5,977,904        100
    2     COST OF SALES                                                     4,135,219          55          3,376,143         56
    3     GROSS INCOME                                                      3,321,345          45          2,601,761         44
    4     OPERATING                                                         1,100,060          15            906,263         15
    5     OPERATING INCOME                                                  2,221,285          30          1,695,498         28
    6     TOTAL FINANCING COST                                                148,637           2            179,914          3
    7     INCOME AFTER FINANCING COST                                       2,072,648          28          1,515,584         25
    8     OTHER FINANCIAL OPERATIONS                                          248,981           3           (102,832)        (2)
    9     INCOME BEFORE TAXES AND WORKERS' PROFIT
          SHARING                                                           1,823,667          24          1,618,416         27
   10     RESERVE FOR TAXES AND WORKERS' PROFIT
          SHARING                                                             462,683           6            420,911          7
   11     NET INCOME AFTER TAXES AND WORKERS' PROFIT
          SHARING                                                           1,360,984          18          1,197,505         20
   12     SHARE IN NET INCOME OF SUBSIDIARIES AND
          NON-CONSOLIDATED ASSOCIATES                                         103,522           1            135,227          2
   13     CONSOLIDATED NET INCOME OF CONTINUOUS
          OPERATIONS                                                        1,464,506          20          1,332,732         22
   14     INCOME OF DISCONTINUOUS OPERATIONS                                        0           0                  0          0
   15     CONSOLIDATED NET INCOME BEFORE
          EXTRAORDINARY ITEMS                                               1,464,506          20          1,332,732         22
   16     EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                                 0           0                  0          0
   17     NET EFFECT AT THE BEGINNING OF THE YEAR BY
          CHANGES IN ACCOUNTING PRINCIPLES                                    991,953          13                  0          0
   18     NET CONSOLIDATED INCOME                                             472,553           6          1,332,732         22
   19     NET INCOME OF MINORITY INTEREST                                      10,993           0             12,202          0
   20     NET INCOME OF MAJORITY INTEREST                                     461,560           6          1,320,530         22

-----------------------------------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                              QUARTER:       2             YEAR:   2004
GRUPO TELEVISA, S.A.
                QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                                        QUARTER OF PRESENT          QUARTER OF PREVIOUS
                                     CONCEPTS                                   FINANCIAL YEAR               FINANCIAL YEAR
                                                                          ---------------------------------------------------------
    R                                                                          Amount          %           Amount           %
-----------------------------------------------------------------------------------------------------------------------------------

    1     NET SALES                                                           7,456,564        100         5,977,904        100
   21     DOMESTIC                                                            6,214,776         83         5,001,375         84
   22     FOREIGN                                                             1,241,788         17           976,529         16
   23     TRANSLATED INTO DOLLARS (***)                                         104,695          1            99,983          2

    6     TOTAL FINANCING COST                                                  148,637        100           179,914        100
   24     INTEREST PAID                                                         439,658        296           306,044        170
   25     EXCHANGE LOSSES                                                             0          0           103,228         57
   26     INTEREST EARNED                                                       168,425        113           196,930        109
   27     EXCHANGE PROFITS                                                       71,531         48                 0          0
   28     GAIN DUE TO MONETARY POSITION                                         (25,108)       (17)          (42,454)       (24)
   42     LOSS ON RESTATEMENT OF UDI'S                                                           0            10,026          6
   43     GAIN ON RESTATEMENT OF UDI'S                                           25,957         17                 0          0

    8     OTHER FINANCIAL OPERATIONS                                            248,991        100          (102,832)       100
   29     OTHER NET EXPENSES (INCOME) NET                                       248,991        100          (102,832)       100
   30     (PROFIT) LOSS ON SALE OF OWN SHARES                                         0          0                 0          0
   31     (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                             0          0                 0          0

   10     RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                         462,683        100           420,911        100
   32     INCOME TAX                                                            413,110         89           381,587         91
   33     DEFERRED INCOME TAX                                                    47,509         10            37,850          9
   34     WORKERS' PROFIT SHARING                                                 2,064          0             1,474          0
   35     DEFERRED WORKERS' PROFIT SHARING                                            0          0                 0          0

-----------------------------------------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                            QUARTER:       2               YEAR:   2004
GRUPO TELEVISA, S.A.
          CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                  FROM JANUARY 1 TO JUNE 30, 2004 AND 2003
                            (Thousands of Pesos)
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                                      QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                    CONCEPTS                                  FINANCIAL YEAR                FINANCIAL YEAR
                                                                       ------------------------------------------------------------
    C                                                                             Amount                         Amount
-----------------------------------------------------------------------------------------------------------------------------------

    1     CONSOLIDATED NET INCOME                                                925,617                      1,573,492
    2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING CASH                                                  (1,601,854)                       444,996
    3     CASH FLOW FROM NET INCOME OF THE YEAR                                 (676,237)                     2,018,488
    4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                             1,509,158                        407,253
    5     CASH GENERATED (USED) IN OPERATING ACTIVITIES                          832,921                      2,425,741
    6     CASH FLOW FROM EXTERNAL FINANCING                                    6,220,261                       (475,046)
    7     CASH FLOW FROM INTERNAL FINANCING                                   (3,954,614)                      (919,630)
    8     CASH FLOW GENERATED (USED) BY FINANCING                              2,265,647                     (1,394,676)
    9     CASH FLOW GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                          (3,797,117)                       155,760
   10     NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
          INVESTMENTS                                                           (698,549)                     1,186,825
   11     CASH AND SHORT-TERM INVESTMENTS AT THE
          BEGINNING OF PERIOD                                                 12,463,068                      9,284,870
   12     CASH AND SHORT-TERM INVESTMENTS AT THE END
          OF PERIOD                                                           11,764,519                     10,471,695

-----------------------------------------------------------------------------------------------------------------------------------

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       2              YEAR:   2004
GRUPO TELEVISA, S.A.
          CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                                      QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                    CONCEPTS                                  FINANCIAL YEAR                FINANCIAL YEAR
                                                                       ------------------------------------------------------------
    C                                                                             Amount                         Amount
-----------------------------------------------------------------------------------------------------------------------------------
    2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
          REQUIRE USING CASH                                                  (1,601,854)                       444,996
   13     DEPRECIATION AND AMORTIZATION FOR THE YEAR                             877,838                        781,727
   14     + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
          AND SENIORITY PREMIUMS                                                       0                              0
   15     + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                    0                              0
   16     + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
          ACTUALIZATION                                                                0                              0
   17     + (-) OTHER ITEMS                                                            0                              0
   40     + (-) OTHER NON-EBITDA ITEMS                                        (2,479,692)                      (336,731)

    4     CASH FLOW FROM CHANGE IN WORKING CAPITAL                             1,509,158                        407,253
   18     + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                     6,802,153                      5,396,884
   19     + (-) DECREASE (INCREASE) IN INVENTORIES                               398,769                       (397,488)
   20     + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
          RECEIVABLE                                                            (276,154)                       250,416
   21     + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS                        (397,303)                      (381,559)
   22     + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                      (5,018,307)                    (4,461,000)

    6     CASH FLOW FROM EXTERNAL FINANCING                                    6,220,261                       (475,046)
   23     + SHORT-TERM BANK AND STOCK MARKET FINANCING                                 0                              0
   24     + LONG-TERM BANK AND STOCK MARKET FINANCING                            457,593                        696,360
   25     + DIVIDEND RECEIVED                                                          0                              0
   26     + OTHER FINANCING                                                    5,884,896                              0
   27     (-) BANK FINANCING AMORTIZATION                                       (122,228)                      (240,057)
   28     (-) STOCK MARKET AMORTIZATION                                                0                       (751,869)
   29     (-) OTHER FINANCING AMORTIZATION                                             0                       (179,480)

    7     CASH FLOW FROM INTERNAL FINANCING                                   (3,954,614)                      (919,630)
   30     + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                            797,173                       (338,455)
   31     (-) DIVIDENDS PAID                                                  (4,751,787)                      (581,175)
   32     + PREMIUM ON SALE OF SHARES                                                  0                              0
   33     + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                  0                              0

    9     CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
          ACTIVITIES                                                          (3,797,117)                       155,760
   34     + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
          OF A PERMANENT NATURE                                                 (375,246)                        52,948
   35     (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                      (691,256)                      (466,835)
   36     (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                                    0                              0
   37     + SALE OF OTHER PERMANENT INVESTMENTS                                        0                              0
   38     + SALE OF TANGIBLE FIXED ASSETS                                         68,818                        105,742
   39     + (-) OTHER ITEMS                                                   (2,799,433)                       463,905

-----------------------------------------------------------------------------------------------------------------------------------


                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:       2              YEAR:   2004
GRUPO TELEVISA, S.A.
                                RATIOS
                             CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
   REF                                                                      QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                    CONCEPTS                                  FINANCIAL YEAR                FINANCIAL YEAR
    P
-----------------------------------------------------------------------------------------------------------------------------------

          YIELD
    1     NET INCOME TO NET SALES                                                   7.29      %                   14.31      %
    2     NET INCOME TO STOCKHOLDERS' EQUITY (**)                                  12.27      %                    4.52      %
    3     NET INCOME TO TOTAL ASSETS (**)                                           4.70      %                    1.64      %
    4     CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                                0.00      %                    0.00      %
    5     INCOME DUE TO MONETARY POSITION TO NET INCOME                           (14.45)     %                   (3.31)     %

          ACTIVITY
    6     NET SALES TO NET ASSETS (**)                                              0.42  times                    0.42  times
    7     NET SALES TO FIXED ASSETS (**)                                            1.39  times                    1.46  times
    8     INVENTORIES ROTATION (**)                                                 4.06  times                    3.36  times
    9     ACCOUNTS RECEIVABLE IN DAYS OF SALES                                        51  days                       66  days
   10     PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                         6.94      %                    8.55      %

          LEVERAGE
   11     TOTAL LIABILITIES TO TOTAL ASSETS                                        60.47      %                   57.86      %
   12     TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                                 1.53  times                    1.37  times
   13     FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                        49.29      %                   41.00      %
   14     LONG-TERM LIABILITIES TO FIXED ASSETS                                   116.57      %                   99.12      %
   15     OPERATING INCOME TO INTEREST PAID                                         4.61  times                    4.25  times
   16     NET SALES TO TOTAL LIABILITIES (**)                                       0.69  times                    0.73  times

          LIQUIDITY
   17     CURRENT ASSETS TO CURRENT LIABILITIES                                     4.13  times                    4.45  times
   18     CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES                                                               3.41  times                    3.53  times
   19     CURRENT ASSETS TO TOTAL LIABILITIES                                       0.57  times                    0.64  times
   20     AVAILABLE ASSETS TO CURRENT LIABILITIES                                 228.12      %                  227.94      %

          CASH FLOW
   21     CASH FLOW FROM NET INCOME TO NET SALES                                   (5.33)     %                   18.36      %
   22     CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES                                                             11.89      %                    3.70      %
   23     CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID                                                             1.13  times                    3.87  times
   24     EXTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                            274.55      %                   34.06      %
   25     INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING                                                           (174.55)     %                   65.94      %
   26     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES                                                               18.20      %                 (299.71)     %

-----------------------------------------------------------------------------------------------------------------------------------
  (**)  THESE RATIOS TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                        MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                              QUARTER:       2             YEAR:   2004
GRUPO TELEVISA, S.A.
                            DATA PER SHARE
                   CONSOLIDATED FINANCIAL STATEMENT
                                                                                                                     FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
   REF                                                                      QUARTER OF PRESENT           QUARTER OF PREVIOUS
                                    CONCEPTS                                  FINANCIAL YEAR                FINANCIAL YEAR
                                                                       -------------------------------------------------------------
    D                                                                            AMOUNT                        AMOUNT
------------------------------------------------------------------------------------------------------------------------------------

    1     BASIC PROFIT PER ORDINARY SHARE (**)                                  $     .34                   $    .11
    2     BASIC PROFIT PER PREFERRED SHARE (**)                                 $     .34                   $    .11
    3     DILUTED PROFIT PER ORDINARY SHARE (**)                                $     .00                   $    .00
    4     CONTINUOUS OPERATING PROFIT PER COMMON
          SHARE (**)                                                            $     .45                   $    .11
    5     EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)                            $    (.01)                  $    .00
    6     EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)                            $     .00                   $    .00
    7     EFFECT OF CHANGES IN ACCOUNTING POLICIES ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)                            $    (.15)                  $    .00
    8     CARRYING VALUE PER SHARE                                              $    2.79                   $   2.51
    9     CASH DIVIDEND ACUMULATED PER SHARE                                    $     .41                   $    .00
   10     DIVIDEND IN SHARES PER SHARE                                                .10  shares                .00  shares
   11     MARKET PRICE TO CARRYING VALUE                                             3.09  times                2.40  times
   12     MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**)                                                                25.39  times               53.03  times
   13     MARKET PRICE TO BASIC PROFIT PER PREFERRED
          SHARE (**)                                                                25.18  times               52.53  times

------------------------------------------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                             QUARTER:      2               YEAR:   2004
GRUPO TELEVISA, S.A.
                       FINANCIAL STATEMENT NOTES (1)
                                                                                                                      CONSOLIDATED
                                                                                                                    FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
          CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS -

          S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE SECOND QUARTER OF 2004, LIABILITIES
          IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.55,332, WHICH CANNOT BE PRESENTED
          IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION
          WITH ANNEX 5 (ANALYSIS OF CREDITS).

     (1)  THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR
          BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                                                          QUARTER:       2              YEAR:   2004
GRUPO TELEVISA, S.A.
                                                                                                                    CONSOLIDATED
                                                                                                                    FINAL PRINTING
                INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                       CHARACTERISTICS OF THE SHARES
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            CAPITAL STOCK
                                              NUMBER OF SHARES                                           (Thousands of Pesos)
                                       ------------------------------------------------------------------------------------------
             NOMINAL        VALID          FIXED         VARIABLE
  SERIES      VALUE         COUPON        PORTION         PORTION         MEXICAN      SUBSCRIPTION       FIXED       VARIABLE
--------------------------------------------------------------------------------------------------------------------------------
A                               -       4,460,133,689                   4,460,133,689                     1,330,114
---------------------------------------------------------------------------------------------------------------------------------
D                               -       2,164,656,810                                   2,164,656,810       597,030
---------------------------------------------------------------------------------------------------------------------------------
L                               -       2,164,656,810                   2,164,656,810                       597,030
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                           -       8,789,447,309           -       6,624,790,499   2,164,656,810     2,524,174        -
---------------------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE THE INFORMATION WAS SENT
              8,789,447,309
SHARES PROPORTION BY :

CPO'S :    THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
UNITS :
ADRS'S :
GDRS'S :
ADS'S :
GDS'S :    TWENTY CPO's

                        SHARE REPURCHASE

                          NUMBER OF                               MARKET VALUE OF THE SHARE
           SERIES           SHARES                      AT REPURCHASE                      AT QUARTER
           -------------------------------------------------------------------------------------------
                A          529,316,078                        6.56930                         8.70466
                D           74,892,286                        6.56930                         8.70466
                L           74,892,286                        6.56930                         8.70466



COMMENT:

           TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED
           REPRESENT THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.


                           MEXICAN STOCK EXCHANGE



STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.




 DECLARATION OF THE REGISTRANT'S OFFICERS, RESPONSIBLE FOR THE INFORMATION.



     WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY
     BE MISLEADING TO INVESTORS.








--------------------------                        ----------------------------
  EMILIO AZCARRAGA JEAN                                 SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE                         CHIEF FINANCIAL OFFICER
         OFFICER






                        MEXICO, D.F., JULY 26, 2004

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                     QUARTER: 2    YEAR:  2004
GRUPO TELEVISA, S.A.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                  ANNEX 1
                                                               CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------
MEXICO CITY,  D.F.,  JULY 26 2004 - GRUPO  TELEVISA,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE SECOND QUARTER 2004. THE RESULTS, HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP, AND ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2004. AS DESCRIBED BELOW, EFFECTIVE APRIL 1, 2004, WE ADOPTED THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46, IN ACCORDANCE WITH MEXICAN GAAP BULLETIN A-8. AS A RESULT, DURING THE SECOND QUARTER, WE BEGAN CONSOLIDATING SKY MEXICO INTO OUR FINANCIAL STATEMENTS.

SECOND QUARTER 2004 RESULTS INCLUDE SKY MEXICO. EFFECTIVE APRIL 1, 2004, WE ADOPTED THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46 "CONSOLIDATION OF VARIABLE INTEREST ENTITIES" (FIN
46), IN ACCORDANCE WITH MEXICAN GAAP BULLETIN A-8 "SUPPLEMENTARY APPLICATION OF INTERNATIONAL ACCOUNTING STANDARDS." FIN 46, WHICH BECAME EFFECTIVE IN 2004, ADDRESSES CONSOLIDATION BY BUSINESS ENTERPRISES OF VARIABLE INTEREST ENTITIES, OR VIES. UNDER PREVIOUS GUIDANCE, A COMPANY GENERALLY INCLUDED ANOTHER ENTITY IN ITS CONSOLIDATED FINANCIAL STATEMENTS ONLY IF IT CONTROLLED THE ENTITY THROUGH VOTING INTERESTS. FIN 46 REQUIRES A VARIABLE INTEREST ENTITY TO BE CONSOLIDATED BY A COMPANY IF THAT COMPANY IS THE "PRIMARY BENEFICIARY" OF THE ENTITY. THE PRIMARY BENEFICIARY IS SUBJECT TO A MAJORITY OF THE RISK OF LOSS FROM THE VIES ACTIVITIES, OR IS ENTITLED TO RECEIVE A MAJORITY OF THE VIES RESIDUAL RETURNS, OR BOTH. WE IDENTIFIED SKY MEXICO AS A VARIABLE INTEREST ENTITY AND US AS THE PRIMARY BENEFICIARY OF THE INVESTMENT IN SKY MEXICO, UNDER THE SCOPE OF FIN 46, AND THEREFORE, BEGINNING APRIL 1, 2004, WE BEGAN TO INCLUDE IN OUR CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS FROM OPERATIONS OF SKY MEXICO. BEFORE ADOPTING FIN 46, WE ACCOUNTED FOR OUR INVESTMENT IN SKY MEXICO BY APPLYING THE EQUITY METHOD, AND RECOGNIZED EQUITY IN LOSSES IN EXCESS OF OUR INVESTMENT UP TO THE AMOUNT OF THE GUARANTEES MADE BY US IN CONNECTION WITH CERTAIN CAPITAL LEASE OBLIGATIONS OF SKY MEXICO.

SECOND QUARTER 2003 RESULTS DO NOT INCLUDE SKY MEXICO. FOR FURTHER INFORMATION, SEE "PRO FORMA RESULTS BY BUSINESS SEGMENTS."

SECOND QUARTER 2004 NET INCOME REFLECTS A NON-CASH, ONE-TIME PS.992.0 MILLION CHARGE, RELATED TO THE CONSOLIDATION OF SKY MEXICO. FOR FURTHER INFORMATION, SEE "CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE."

NET SALES

CONSOLIDATED NET SALES INCREASED 24.7% TO PS.7,456.5 MILLION IN THE SECOND QUARTER OF 2004 FROM PS.5,977.9 MILLION IN THE SECOND QUARTER OF 2003. THIS INCREASE REFLECTS: I) THE CONSOLIDATION OF THE NET SALES FROM SKY MEXICO; AND II) REVENUE GROWTH IN ALL OF OUR BUSINESS SEGMENTS, INCLUDING SIX OUT OF NINE SEGMENTS PRESENTING DOUBLE-DIGIT REVENUE GROWTH. ON A PRO FORMA BASIS, INCLUDING THE CONSOLIDATION OF SKY MEXICO, NET SALES INCREASED 9.4%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

SECOND QUARTER 2004 CONSOLIDATED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 32.4% TO PS.2,758.3 MILLION COMPARED WITH PS.2,083.2 MILLION REPORTED IN THE LAST YEAR'S SECOND QUARTER. ON A PRO FORMA BASIS, INCLUDING THE CONSOLIDATION OF SKY MEXICO, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION GREW 15.2%. CONSOLIDATED OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN INCREASED TO 37.0% FROM 34.8% IN THE SAME PERIOD OF 2003, THE HIGHEST MARGIN LEVEL EVER REPORTED IN ANY SECOND QUARTER IN THE COMPANY'S HISTORY. ADDITIONALLY, OPERATING INCOME INCREASED 31.0% TO PS.2,221.2 MILLION IN THE SECOND QUARTER 2004 FROM
PS.1,695.5 MILLION REPORTED IN THE SAME PERIOD OF 2003. THESE INCREASES PRIMARILY RESULTED IN REVENUE GROWTH WHICH WAS PARTIALLY OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES AND DEPRECIATION AND AMORTIZATION COSTS.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.537.1 MILLION AND PS.387.7 MILLION IN THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY.

NET INCOME

THE COMPANY GENERATED NET INCOME OF PS.461.6 MILLION IN THE SECOND QUARTER OF 2004 COMPARED TO NET INCOME OF PS.1,320.5 MILLION IN LAST YEAR'S SECOND QUARTER. THE NET DECREASE OF PS.858.9 MILLION REFLECTED PRIMARILY: I) A
PS.992.0 MILLION CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE, NET OF RELATED MINORITY INTEREST, IN CONNECTION WITH SKY MEXICO'S ACCUMULATED LOSSES NOT RECOGNIZED IN THE YEARS 2001, 2002, 2003 AND THE FIRST QUARTER OF 2004; II) A PS.382.5 MILLION INCREASE IN OTHER EXPENSE-NET; III) A PS.31.6 MILLION DECREASE IN EQUITY IN INCOME OF AFFILIATES; AND IV) A PS.41.8 MILLION INCREASE IN INCOME TAXES. THESE UNFAVORABLE CHANGES WERE PARTIALLY OFFSET BY: I) A PS.675.1 MILLION INCREASE IN OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION; II) A PS.31.3 MILLION DECREASE IN INTEGRAL COST OF FINANCING; AND III) A PS.30.7 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES.

PRO FORMA RESULTS BY BUSINESS SEGMENTS

TELEVISION BROADCASTING

THE 2.6% INCREASE IN SALES TO RECORD SECOND QUARTER RESULTS OF PS.3,990.6 MILLION AND PS.3,889.1 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY, WAS MAINLY ATTRIBUTABLE TO: I) AN INCREASE OF ADVERTISING REVENUES, DRIVEN MAINLY BY AN OVERALL PICK-UP IN THE MEXICAN ECONOMY, COMBINED WITH THE BROADCAST OF CERTAIN SPORTING EVENTS THROUGHOUT THE
QUARTER, INCLUDING THE EURO CUP AND THE MEXICAN SOCCER PREMIER LEAGUE FINAL; AND II) OUR CONTINUING SUCCESS ON REALITY SHOWS. EXCLUDING THE POLITICAL ADVERTISING RECEIVED DURING THE SECOND QUARTER OF LAST YEAR, TELEVISION BROADCASTING SALES INCREASED 18.5%.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 5.6% TO A RECORD SECOND QUARTER OF PS.1,852.8 MILLION IN THE SECOND QUARTER OF 2004 FROM PS.1,754.5 MILLION REPORTED IN THE SAME PERIOD OF 2003. THIS INCREASE REFLECTS HIGHER SALES, A 2.1% REDUCTION IN OPERATING EXPENSES, WHICH WAS PARTIALLY OFFSET BY A MARGINAL 0.6% INCREASE IN COST OF SALES. AS A RESULT, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN INCREASED TO A HISTORIC RECORD OF 46.4% COMPARED WITH 45.1% IN THE SECOND QUARTER OF LAST YEAR.

PROGRAMMING FOR PAY TELEVISION

THE 10.4% INCREASE IN SALES (PS.193.6 MILLION AND PS.175.3 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), RESULTED FROM HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO AND LATIN AMERICA, AS WELL AS HIGHER ADVERTISING SALES IN MEXICO.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 120.9% (PS.76.0 MILLION AND PS.34.4 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), DUE TO INCREASED SALES COUPLED WITH A LOWER COST OF SALES AND OPERATING EXPENSES THAT INCLUDED A LOWER PROVISION FOR DOUBTFUL TRADE ACCOUNTS AND A REDUCTION OF SALES COMMISSIONS.

PROGRAMMING LICENSING

THE 18.1% INCREASE IN SALES (PS.523.1 MILLION AND PS.443.0 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), IS ATTRIBUTABLE TO A 19.2% INCREASE IN ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAM LICENSE AGREEMENT, WHICH AMOUNTED TO U.S.$29.7 MILLION, AS WELL AS BY A POSITIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.25.6 MILLION.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 37.2% (PS.239.9 MILLION AND PS.174.9 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), REFLECTING HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

THE 16.6% INCREASE IN SALES (PS.530.7 MILLION AND PS.455.3 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS RELATED TO HIGHER MAGAZINE CIRCULATION AND ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD, AS WELL AS BY A POSITIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.17.2 MILLION.

PUBLISHING OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 11.9% (PS.128.4 MILLION AND PS.114.7 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), REFLECTING HIGHER SALES, PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

THE 22.4% INCREASE IN SALES (PS.472.4 MILLION AND PS.385.8 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS RELATED TO HIGHER DISTRIBUTION SALES ABROAD AND HIGHER CIRCULATION OF MAGAZINES PUBLISHED BY THE COMPANY IN MEXICO, AS WELL AS BY A POSITIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO 34.2 MILLION, BUT WAS PARTIALLY OFFSET BY LOWER CIRCULATION OF MAGAZINES PUBLISHED BY THIRD PARTIES IN MEXICO.

OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO A LOSS OF PS.2.1 MILLION IN THE SECOND QUARTER OF 2004 COMPARED WITH AN INCOME OF PS.5.0 MILLION IN LAST YEAR'S SECOND QUARTER. THIS DECREASE REFLECTS HIGHER COST OF SALES AND OPERATING EXPENSES, PARTIALLY OFFSET BY HIGHER SALES.

SKY MEXICO

THE 19.2% INCREASE IN SALES (PS.1,174.2 MILLION AND PS.985.3 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS ATTRIBUTABLE TO THREE FACTORS: I) AN INCREASE OF 16.0% IN OUR SUBSCRIBER BASE; II) THE ELIMINATION OF THE 10% EXCISE TAX ON TELECOMMUNICATIONS SERVICES; AND III) ADDITIONAL REVENUES FROM PAY-PER-VIEW.

SKY MEXICO ADDED 52,500 SUBSCRIBERS DURING THE SECOND QUARTER REACHING 938,600 GROSS ACTIVE SUBSCRIBERS THAT INCLUDE 52,000 COMMERCIAL SUBSCRIBERS. COMPARED TO LAST YEAR'S SECOND QUARTER, GROSS ACTIVE SUBSCRIBERS INCREASED 16% FROM 809,000 INCLUDING 46,000 COMMERCIAL SUBSCRIBERS.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 37.0% TO PS.425.1 MILLION IN THE SECOND QUARTER OF 2004 COMPARED WITH PS.310.3 MILLION IN LAST YEAR'S SECOND QUARTER, REFLECTING HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SERVICES AND SALES, AND OPERATING EXPENSES. AS A RESULT, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN INCREASED TO 36.2% FROM 31.5%.

CABLE TELEVISION

THE 9.9% INCREASE IN SALES TO PS.274.5 MILLION AND PS.249.8 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY, WAS PRIMARILY ATTRIBUTABLE TO THE ELIMINATION OF THE 10% EXCISE TAX ON TELECOMMUNICATIONS SERVICES. OUR CABLE TELEVISION SEGMENT ADDED 6,800 GROSS ACTIVE SUBSCRIBERS DURING THE SECOND QUARTER, REACHING 372,700 GROSS ACTIVE SUBSCRIBERS, OF WHICH OVER 73,800 ARE DIGITAL SUBSCRIBERS.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 45.0% TO PS.104.8 MILLION AND PS.72.3 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY, DUE TO HIGHER SALES AND LOWER COST OF SALES THAT WERE PARTIALLY OFFSET BY HIGHER OPERATING EXPENSES. AS A RESULT, OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN INCREASED TO 38.2% FROM 28.9%.

RADIO

RADIO SALES INCREASED 4.2% TO PS.67.7 MILLION AND PS.65.0 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY, DUE TO HIGHER ADVERTISING TIME SOLD, WHICH WAS MAINLY DRIVEN BY OUR NEWSCASTS AND SPORTING PROGRAMS.

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION INCREASED 15.8% TO PS.8.8 MILLION COMPARED WITH PS.7.6 MILLION REPORTED IN THE SAME PERIOD A YEAR AGO. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES AND WAS PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

IN JUNE 2004, OUR RADIO SEGMENT AFFILIATED 41 NEW RADIO STATIONS (22 AM AND 19 FM), EXPANDING ITS NETWORK TO 71 STATIONS, REACHING 33 CITIES IN MEXICO.

OTHER BUSINESSES

THE 27.7% INCREASE IN SALES (PS.377.3 MILLION AND PS.295.5 MILLION FOR THE SECOND QUARTER OF 2004 AND 2003, RESPECTIVELY), WAS RELATED TO HIGHER SALES IN THE DISTRIBUTION OF FEATURE FILMS, INTERNET AND SPORT BUSINESSES.

OPERATING LOSS BEFORE DEPRECIATION AND AMORTIZATION DECREASED TO PS.37.5 MILLION FROM PS.53.1 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS FAVORABLE VARIANCE WAS LED BY HIGHER SALES AND LOWER OPERATING EXPENSES AND WAS PARTIALLY OFFSET BY HIGHER COST OF SALES, RELATED TO OUR DISTRIBUTION OF FEATURE FILMS AND SPORT BUSINESSES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE SECOND QUARTER OF 2004 AND 2003, AMOUNTED TO PS.190.5 MILLION AND PS.202.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE SECOND QUARTER OF 2004 AND 2003, AMOUNTED TO PS.44.3 MILLION AND PS.47.4 MILLION, RESPECTIVELY.

EFFECTIVE APRIL 1, 2004, WE BEGAN CONSOLIDATING SKY MEXICO INTO OUR CONSOLIDATED FINANCIAL STATEMENTS. THEREFORE, SECOND QUARTER 2003 RESULTS DO NOT INCLUDE SKY MEXICO.

INTEGRAL COST OF FINANCING

INTEGRAL COST OF FINANCING DECREASED BY PS.31.3 MILLION, OR 17.4%, TO PS.148.6 MILLION IN THE SECOND QUARTER OF 2004 FROM PS.179.9 MILLION IN THE SECOND QUARTER OF 2003. THIS DECREASE REFLECTS PRIMARILY A FAVORABLE PS.438.1 MILLION CHANGE RESULTING FROM A POSITIVE HEDGE EFFECT ON OUR
U.S.$600 MILLION LONG-TERM DEBT HEDGED BY OUR NET INVESTMENT IN UNIVISION IN THE SECOND QUARTER OF 2004 COMPARED TO A NEGATIVE HEDGE EFFECT IN THE SECOND QUARTER OF 2003. THE HEDGE EFFECT WAS POSITIVELY AFFECTED BY A 3.25% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE SECOND QUARTER OF 2004, COMPARED TO A 3.28% APPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR DURING THE SECOND QUARTER OF 2003. THIS FAVORABLE VARIANCE WAS OFFSET BY: I) A PS.97.6 MILLION INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF AN INCREASE IN THE AVERAGE AMOUNT OF OUR DEBT DURING THE SECOND QUARTER OF 2004 COMPARED TO THE SECOND QUARTER OF 2003, IN CONNECTION WITH THE CONSOLIDATION OF SKY MEXICO'S DEBT AT THE BEGINNING OF THE SECOND QUARTER OF 2004; II) A PS.28.5 MILLION DECREASE IN INTEREST INCOME IN THE SECOND QUARTER OF 2004 COMPARED TO LAST YEAR'S SECOND QUARTER, REFLECTING SKY MEXICO'S CAPITALIZATION IN SEPTEMBER 2003 OF ALL OF THE AMOUNTS DUE TO US IN CONNECTION WITH CERTAIN FINANCING PROVIDED TO THIS JOINT VENTURE, WHICH EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE SECOND QUARTER OF 2004 COMPARED TO THE SECOND QUARTER OF 2003;
III) A PS.263.4 MILLION UNFAVORABLE CHANGE RESULTING FROM A NET FOREIGN EXCHANGE LOSS IN THE SECOND QUARTER OF 2004 COMPARED TO A NET FOREIGN EXCHANGE GAIN IN THE SECOND QUARTER OF 2003, PRIMARILY DUE TO A HIGHER FOREIGN CURRENCY LIABILITY POSITION IN CONNECTION WITH THE CONSOLIDATION OF THE SKY MEXICO'S FOREIGN CURRENCY DEBT BEGINNING IN THE SECOND QUARTER OF 2004, AS WELL AS A RESULT OF THE MEXICAN PESO DEPRECIATION IN THE SECOND QUARTER OF 2004 AND THE MEXICAN PESO APPRECIATION IN THE SECOND QUARTER OF 2003; AND IV) A PS.17.3 MILLION DECREASE IN GAIN FROM MONETARY POSITION AS A RESULT OF A HIGHER MONETARY LOSS ARISING IN CALCULATING OUR DEFERRED INCOME TAX PROVISION, WHICH EFFECT WAS PARTIALLY OFFSET BY A HIGHER NET LIABILITY MONETARY POSITION DURING THE SECOND QUARTER OF 2004 COMPARED TO THE SECOND QUARTER OF 2003.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.30.7 MILLION, OR 68.4%, TO PS.14.2 MILLION FOR THE SECOND QUARTER OF 2004 COMPARED TO PS.44.9 MILLION FOR THE SECOND QUARTER OF 2003. THIS DECREASE PRIMARILY REFLECTS LOWER RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE REDUCTIONS.

OTHER EXPENSE/INCOME-NET

OTHER EXPENSE INCREASED BY PS.382.5 MILLION TO PS.234.7 MILLION FOR THE SECOND QUARTER OF 2004 FROM OTHER INCOME OF PS.147.8 MILLION FOR THE SECOND QUARTER OF 2003. THIS INCREASE PRIMARILY REFLECTS A LOSS ON DISPOSITION OF OUR 30.0% MINORITY INTEREST IN THE CAPITAL STOCK OF GRUPO EUROPRODUCCIONES, A TELEVISION PROGRAMMING PRODUCTION COMPANY IN SPAIN, IN THE SECOND QUARTER OF 2004, VERSUS A GAIN ON DISPOSITION OF A PORTION OF OUR MINORITY INTEREST IN A DTH VENTURE IN SPAIN IN THE SECOND QUARTER OF 2003. THIS LOSS WAS PARTIALLY OFFSET BY A REDUCTION IN AMORTIZATION OF GOODWILL IN THE SECOND QUARTER OF 2004 AS WE CEASED AMORTIZING THIS INTANGIBLE ASSET BEGINNING JANUARY 1, 2004, IN ACCORDANCE WITH MEXICAN GAAP BULLETIN B-7 RELATED TO BUSINESS ACQUISITIONS.

INCOME TAX

INCOME TAX INCREASED BY PS.41.8 MILLION, OR 9.9%, TO PS.462.7 MILLION FOR THE SECOND QUARTER OF 2004 FROM PS.420.9 MILLION FOR THE SECOND QUARTER OF 2003. THIS INCREASE REFLECTS AN INCREASED INCOME TAX BASE FOR 2004 COMPARED WITH 2003.

EQUITY IN INCOME OF AFFILIATES

EQUITY IN INCOME OF AFFILIATES DECREASED BY PS.31.6 MILLION, OR 23.4%, TO PS.103.5 MILLION FOR THE SECOND QUARTER OF 2004 COMPARED TO PS.135.1 MILLION IN THE SECOND QUARTER OF 2003. THIS DECREASE PRIMARILY REFLECTS THE ABSENCE OF EQUITY INCOME OF SKY MEXICO IN THE SECOND QUARTER OF 2004 COMPARED TO THE SECOND QUARTER OF 2003, WHICH WAS PARTIALLY OFFSET BY AN INCREASE IN OUR EQUITY INCOME OF UNIVISION IN THE SECOND QUARTER OF 2004 COMPARED TO THE SECOND QUARTER OF 2003.

CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE

WE RECOGNIZED APPROXIMATELY A PS.992.0 MILLION CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE, NET OF MINORITY INTEREST IN OUR CONSOLIDATED STATEMENT OF INCOME IN CONNECTION WITH SKY MEXICO'S ACCUMULATED LOSSES NOT RECOGNIZED IN THE YEARS 2001, 2002, 2003 AND THE FIRST QUARTER OF 2004.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN THE SECOND QUARTER OF 2004, WE INVESTED APPROXIMATELY U.S.$48.6 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$4.0 MILLION IS RELATED TO THE CABLE TELEVISION SEGMENT AND U.S.$16.8 MILLION IS RELATED TO SKY MEXICO. ADDITIONALLY, WE INVESTED APPROXIMATELY U.S.$2.7 MILLION IN LONG-TERM LOANS MADE TO OUR LATIN AMERICAN DTH JOINT-VENTURES.

DEBT

AS OF JUNE 30, 2004, OUR LONG-TERM DEBT AMOUNTED TO PS.19,499.4 MILLION, INCLUDING PS.4,476.3 MILLION FROM SKY MEXICO WHICH IS NOT GUARANTEED BY GRUPO TELEVISA, AND OUR CURRENT PORTION OF DEBT WAS PS.163.0 MILLION. AS OF JUNE 30, 2003, OUR LONG-TERM DEBT AMOUNTED TO PS.14,919.0 MILLION, AND OUR CURRENT PORTION OF DEBT WAS PS.294.8 MILLION.

IN MAY 2004, WE ENTERED INTO A FIVE-YEAR CREDIT AGREEMENT WITH A MEXICAN BANK FOR AN AGGREGATE PRINCIPAL AMOUNT OF PS.1,162.5 MILLION, WHICH NET PROCEEDS WERE USED TO REPAY ANY OUTSTANDING AMOUNTS UNDER THE U.S.$100.0 MILLION SYNDICATED TERM LOAN.

ON JUNE 17, 2004, FITCH RATINGS UPGRADED OUR LONG-TERM FOREIGN CURRENCY RATING TO "BBB" FROM "BBB-" AND AFFIRMED ITS OUTLOOK AT STABLE. THIS FOLLOWED THE ANNOUNCEMENT THAT FITCH HAD ASSIGNED COUNTRY CEILING RATINGS ABOVE THE LONG-TERM FOREIGN CURRENCY RATING OF THE SOVEREIGN FOR CERTAIN COUNTRIES, INCLUDING MEXICO. AS A RESULT OF THIS ANNOUNCEMENT, TELEVISA IS ONE RATING LEVEL ABOVE MEXICO'S SOVEREIGN LONG-TERM FOREIGN CURRENCY RATING.

SHARE BUYBACK PROGRAM

DURING THE SECOND  QUARTER OF 2004, THE COMPANY  REPURCHASED  APPROXIMATELY
46.5 MILLION SHARES IN THE FORM OF 15.5 MILLION CPOS FOR A NET AMOUNT OF APPROXIMATELY PS.371.8 MILLION IN NOMINAL TERMS.

DIVIDEND PAYMENT

ON MAY 21, 2004, THE COMPANY MADE A PS.3,850 MILLION CASH DISTRIBUTION TO SHAREHOLDERS, EQUIVALENT TO PS.1.219 PER CPO, WHICH INCLUDES A DIVIDEND CORRESPONDING TO THE SERIES A AND L SHARES AND THE CUMULATIVE PREFERRED DIVIDEND CORRESPONDING TO SERIES D SHARES. UNDER OUR RECENTLY ANNOUNCED DIVIDEND POLICY, WE EXPECT TO CONTINUE PAYING DIVIDENDS ANNUALLY.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN THE SECOND QUARTER OF 2004 TELEVISA CONTINUE TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 70.5%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.5%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.8%.

IN JUNE 2004, TWO OF THE NINE TEAMS, IN WHICH THE COMPANY HAS EXCLUSIVE RIGHTS TO BROADCAST ITS HOME GAMES, PLAYED THE FINAL GAMES OF THE MEXICAN SOCCER PREMIER LEAGUE, HELD IN GUADALAJARA AND IN MEXICO CITY. DURING THE LATTER, THE TRANSMISSION REACHED ON AVERAGE 72.5% AUDIENCE SHARE FROM 11:45 TO 15:00, REACHING ITS AUDIENCE PEAK AT 79.7%.

OUTLOOK FOR 2004

WE ARE RAISING OUR GUIDANCE FOR THE YEAR. WE NOW EXPECT OUR TELEVISION BROADCASTING REVENUE TO INCREASE BETWEEN 3% AND 4% FOR THE YEAR. DESPITE THE PRODUCTION AND TRANSMISSION OF THE OLYMPIC GAMES, WE REMAIN COMMITTED TO KEEPING COSTS AND EXPENSES OF OUR TELEVISION BROADCASTING SEGMENT FLAT DURING THE YEAR. WE THEREFORE EXPECT OUR TELEVISION BROADCASTING SEGMENT TO EXCEED LAST YEAR'S OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION MARGIN.

GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, FEATURE FILM PRODUCTION AND DISTRIBUTION, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 3. KEY INFORMATION - FORWARD-LOOKING STATEMENTS" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                  QUARTER:  2       YEAR:  2004
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)

                                  ANNEX 2
                                                               CONSOLIDATED
                                                             FINAL PRINTING
---------------------------------------------------------------------------

                            GRUPO TELEVISA, S.A.
            NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
      OF JUNE 30, 2004, EXCEPT PER SHARE, PER CPO AND PER UDI VALUES)

1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF JUNE 30, 2004 AND 2003, AND FOR THE SIX MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE SIX MONTHS ENDED JUNE 30, 2004, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

     EFFECTIVE JANUARY 1, 2004, IN CONNECTION WITH THE ADOPTION OF MEXICAN GAAP BULLETIN B-7, "BUSINESS ACQUISITIONS," GOODWILL IS DEEMED AN INTANGIBLE ASSET WITH AN INDEFINITE USEFUL LIVE, AND ACCORDINGLY, THE GROUP NO LONGER AMORTIZE GOODWILL EFFECTIVE THAT DATE. BEFORE 2004, GOODWILL WAS AMORTIZED OVER A PERIOD OF 20 YEARS.

     BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA, S. DE R.L. DE C.V. ("INNOVA"), A JOINT VENTURE
ENGAGED IN DIRECT-TO-HOME ("DTH") BROADCAST SATELLITE PAY TELEVISION IN WHICH THE GROUP HAS A 60% INTEREST. INNOVA'S FINANCIALS ARE CONSOLIDATED IN ACCORDANCE WITH THE GUIDELINES OF THE FINANCIAL ACCOUNTING STANDARDS BOARD INTERPRETATION NO. 46 ("FIN 46"), "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," WHICH WAS ADOPTED BY THE GROUP ON APRIL 1, 2004 (SEE NOTE 11).

2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF JUNE 30, CONSISTED OF:

                                           2004                 2003
                                    --------------------  ------------------
     BUILDINGS                      Ps.       7,233,293   Ps.     6,899,271
     BUILDING IMPROVEMENTS                    1,665,419           1,658,357
     TECHNICAL EQUIPMENT                     14,531,815          10,433,826
     FURNITURE AND FIXTURES                     597,131             559,881
     TRANSPORTATION EQUIPMENT                 1,079,603           1,029,324
     COMPUTER EQUIPMENT                       1,201,951             828,376
                                    --------------------  ------------------
                                             26,309,212          21,409,035
     ACCUMULATED DEPRECIATION
                                            (12,134,438))       (10,318,362)

                                    --------------------  ------------------
                                            14,174,774          11,090,673
     LAND                                     3,594,566           3,597,944
     CONSTRUCTION IN PROGRESS                   743,292           1,309,837
                                    --------------------  ------------------
                                    Ps.      18,512,632   Ps.    15,998,454
                                    ====================  ==================


     DEPRECIATION CHARGED TO INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003, WAS PS.773,114 AND PS.573,814, RESPECTIVELY.

3.   LONG-TERM DEBT SECURITIES:

     AS OF JUNE 30, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                       2004                             2003
                                         --------------------------------  -----------------------------
                                          U.S. DOLLAR                       U.S. DOLLAR
                                           PRINCIPAL                        PRINCIPAL
                                            AMOUNTS            MEXICAN       AMOUNTS          MEXICAN
                                          (THOUSANDS)           PESOS      (THOUSANDS)         PESOS
                                         --------------  ----------------  ------------  ---------------
11.875%  SERIES "B" SENIOR NOTES DUE
 2006 (A)                                 $      5,343   Ps.      61,642    $    5,343   Ps.     58,205
 8.625% SENIOR NOTES DUE 2005 (B)              200,000         2,307,400       200,000        2,178,747
 8.000% SENIOR NOTES DUE 2011 (C)              300,000         3,461,100       300,000        3,268,120
 8.500% SENIOR NOTES DUE 2032 (D)              300,000         3,461,100       300,000        3,268,120
12.875% SENIOR NOTES DUE 2007 (E)               88,000         1,015,256        -                -
 9.375% SENIOR NOTES DUE 2013 (F)              300,000         3,461,100        -                -
                                         --------------  ----------------  ------------  ---------------
                                          $  1,193,343        13,767,598    $  805,343        8,773,192
                                         ==============                    ============
UDI-DENOMINATED NOTES DUE 2007 (G)                             3,705,056                      3,708,337
                                                         ----------------                ---------------
                                                          Ps. 17,472,654                 Ps. 12,481,529
                                                         ================                ===============

(A) INTEREST ON THE SERIES "B" SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 12.49% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) INNOVA'S SENIOR NOTES. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 13.54% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNCOLLATERALIZED, UNSUBORDINATED OBLIGATIONS OF INNOVA AND CONTAIN CERTAIN COVENANTS RELATING TO INNOVA SIMILAR TO THOSE OF THE SENIOR NOTES DUE 2013.

(F) INNOVA'S SENIOR NOTES. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.86% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED AND UNSUBORDINATED OBLIGATIONS OF INNOVA AND CONTAIN CERTAIN COVENANTS RELATING TO INNOVA, INCLUDING COVENANTS WITH RESPECT TO: (I) LIMITATIONS ON ADDITIONAL INDEBTEDNESS; (II) LIMITATIONS ON LIENS; (III) LIMITATIONS ON SALES AND LEASEBACKS; (IV) LIMITATIONS ON RESTRICTED PAYMENTS; (V) LIMITATIONS ON ASSETS SALES; AND (VI) LIMITATIONS ON CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. INNOVA MAY, AT ITS OWN OPTION, REDEEM THESE SECURITIES, IN WHOLE OR IN PART, AT ANY TIME IN OR AFTER SEPTEMBER 2008 AT REDEMTION PRICES (EXPRESSED IN PERCENTAGES OF THE PRINCIPAL AMOUNT) , PLUS ACCRUED AND UNPAID INTEREST, IF ANY, IN THE RANGE OF 104.6875% TO 100%. ADDITIONALLY, IN OR BEFORE SEPTEMBER 2006, INNOVA MAY, AT ITS OWN OPTION AND SUBJECT TO CERTAIN REQUIREMENTS, USE THE PROCEEDS FROM ONE OR MORE QUALIFIED EQUITY OFFERING TO REDEEM UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THESE SENIOR NOTES AT 109.375% OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED AND UNPAID INTEREST.

(G) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR A NOMINAL AMOUNT OF PS.3,000,000, REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF JUNE 30, 2004 AND 2003 INCLUDES RESTAMENT OF PS.705,065 AND PS.566,548, RESPECTIVELY. THE UDI VALUE AS OF JUNE 30, 2004, WAS OF PS. 3.411629 PER ONE UDI.


     THE SENIOR NOTES DUE IN 2005, 2006, 2011 AND 2032 MAY NOT BE REEDEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.

     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF THE PRINCIPAL AMOUNT OF ITS SENIOR NOTES DUE IN 2011 AND 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7).

4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW WILL BE EXPENSED AS INCURRED.

     IN CONJUNCTION WITH THE GROUP'S DISPOSAL OF ITS FORMER MUSIC RECORDING BUSINESS IN 2002, THE GROUP MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS EXPECTED TO BE RESOLVED BY THE PARTIES IN THE SECOND HALF OF 2004. WHILE THE GROUP'S MANAGEMENT BELIEVES THAT THE OUTCOME OF THIS AUDIT WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL
POSITION OR FUTURE  OPERATING  RESULTS,  NO ASSSURANCE CAN BE GIVEN IN THIS
REGARD.

     IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY  AS OF JUNE 30,  IS  ANALYZED  AS
FOLLOWS:

                                                       2004                           2003
                                           -----------------------------  ------------------------------
                                             NOMINAL        RESTATED         NOMINAL        RESTATED
                                              PESOS          PESOS            PESOS          PESOS
                                           -------------  ------------------------------- ---------------
CAPITAL STOCK ISSUED                      Ps. 2,524,174   Ps. 9,246,242    Ps. 1,555,065  Ps. 8,016,216
ADDITIONAL PAID-IN CAPITAL                    3,841,792       3,938,473          191,412        228,697
LEGAL RESERVE                                   802,231       1,472,899          622,401      1,290,143
RESERVE FOR REPURCHASE OF SHARES              2,255,655       5,370,967        2,451,331      5,573,984
UNAPPROPRIATED EARNINGS                       3,542,282      11,273,239        5,276,914     12,932,833
CUMULATIVE GAIN ON ISSUANCE OF SHARES OF
  ASSOCIATES                                  3,573,907       3,784,979          586,351        750,752
CUMULATIVE EFFECT OF DEFERRED TAXES          (2,197,681)     (2,792,329)      (2,197,681)    (2,792,329)

ACUMULATED OTHER COMPREHENSIVE LOSS            --            (2,626,911)        --           (3,234,932)

NET INCOME FOR THE SIX MONTHS                  --               933,883        1,515,190      1,581,345
SHARES REPURCHASED                           (5,126,948)     (6,098,399)      (1,609,978)    (2,311,071)
                                                          --------------                  --------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                      Ps. 24,503,043                  Ps. 22,035,638
                                                         ==============                  ==============


     IN DECEMBER 2003, THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS.4,088,840 BY ISSUING 430,307,554 SERIES "A" SHARES AS A RESULT OF THIS CAPITAL INCREASE, THE COMPANY RECOGNIZED AN ADITIONAL PAID-IN CAPITAL OF PS.3,709,776. THESE SHARES WERE ACQUIRED IN DECEMBER 31, 2003 BY A COMPANY'S LONG-TERM RETENTION PLAN FOR PARTICIPANT EMPLOYEES.

     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APPROVED A DIVIDEND PAYMENT IN THE AMOUNT OF PS.3,850,000 (NOMINAL), WHICH WAS MADE ON MAY 21 2004, AS FOLLOWS: A DIVIDEND OF PS.1.21982800845 PER CPO, AND A DIVIDEND OF PS.0.40660933615 PER SERIES "A" SHARE (NOT IN THE FORM OF A CPO).

     ON APRIL 16, 2004, THE SHAREHOLDERS OF THE COMPANY APROVED A RESTRUCTURING OF THE COMPANY'S CAPITAL STOCK ("RECAPITALIZATION"), WHICH COMPRISES THE FOLLOWING: (I) A STOCK SPLIT IN WHICH EACH OUTSTANDING SHARE WILL BE DIVIDED INTO 25 SHARES OF THE SAME CLASS; (II) THE CREATION OF A NEW CLASS OF COMMON OR ORDINARY SHARES, THE SERIES "B" SHARES; (III) A STOCK DIVIDEND IN THE AMOUNT OF PS.906,114 (NOMINAL), IN WHICH THE COMPANY WILL DISTRIBUTE, TO HOLDERS OF OUTSTANDING SHARES, 14 NEW SHARES (OF
VARIOUS CLASSES DEPENDING ON THE CLASS HELD) FOR EVERY 25 SHARES OUTSTANDING AFTER THE STOCK SPLIT; AND (IV) AN INCREASE IN THE NUMBER OF SHARES REPRESENTED BY EACH OUSTANDING CPO, FROM THREE SHARES TO 117 SHARES. THE RECAPITALIZATION WILL INCREASE THE NUMBER OF THE COMPANY'S SHARES BY A FACTOR OF 39 BUT WILL NOT AFFECT THE COMPANY'S TOTAL EQUITY OR DILUTE THE EQUITY INTEREST OF ANY SHAREHOLDER.

     THE FOLLOWING TABLE SUMMARIZES THE EFFECT OF THE STOCK SPLIT AND THE STOCK DIVIDEND ON A HOLDER OF ONE SHARE OF EACH CLASS OF THE COMPANY'S CAPITAL STOCK:

                                       14    NEW    SHARES
BEFORE       THE   AFTER         THE   DISTRIBUTED  PER  25   AFTER        THE
RECAPITALIZATION   RECAPITALIZATION    SHARES (POST-SPLIT)    RECAPITALIZATION
-----------------  ------------------  ---------------------  ----------------
ONE "A" SHARE      25 "A" SHARES       FOUR "B" SHARES        25 "A" SHARES
                                       FIVE "D" SHARES        FOUR "B" SHARES
                                       FIVE "L" SHARES        FIVE "D" SHARES
                                                              FIVE "L" SHARES
ONE "D" SHARE      25 "D" SHARES       NINE "B" SHARES        NINE "B" SHARES
                                       FIVE "D" SHARES        30 "D" SHARES
ONE "L" SHARE      25 "L" SHARES       NINE "B" SHARES        NINE "B" SHARES
                                       FIVE "L" SHARES        30 "L" SHARES

     THE NUMBER OF SHARES DISCLOSED IN THESE NOTES DOES NOT REFLECT THE RECAPITALIZATION OF THE COMPANY'S CAPITAL STOCK, AS THE EFFECTIVE STE FOR EXCHANGING OLD AND NEW SHARES IS SCHEDULED TO BE MADE ON JULY 26, 2004.

     AS OF JUNE 30, 2004, THE NUMBER OF SHARES AUTHORIZED AND ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

                           AUTHORIZED
SHARES                     AND ISSUED         REPURCHASED       OUTSTANDING
----------------------  ------------------  ----------------  -----------------
SERIES "A"                  4,989,449,767       529,316,078      4,460,133,689
SERIES "L"                  2,239,549,096        74,892,286      2,164,656,810
SERIES "D"                  2,239,549,096        74,892,286      2,164,656,810
                        ------------------  ----------------  -----------------
                            9,468,547,959       679,100,650      8,789,447,309
                        ==================  ================  =================

     THE NUMBER OF SHARES REPURCHASED INCLUDE 178,199,058 SHARES IN THE FORM OF 59,399,686 CPOS AND 24,116,238 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) BENEFITIALLY OWNED BY A SUBSIDIARY OF THE COMPANY, AS WELL AS 430,307,554 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) WHICH WERE ACQUIRED BY A COMPANY'S TRUST.

     THE NET COST OF THE 679,100,650 SHARES REPURCHASED AND HELD BY THE GROUP AS OF JUNE 30, 2004, IS PRESENTED AS A CHARGE TO STOCKHOLDERS' EQUITY, AS FOLLOWS:

REPURCHASE PROGRAM                                   PS.    372,032
OWNED BY A COMPANY'S SUBSIDIARY                           3,713,505
ACQUIRED BY A COMPANY'S TRUST                             1,837,814
ADVANCE FOR ACQUISITION OF SHARES                           175,048
                                                     ----------------
                                                     PS.  6,098,399
                                                     ================

     IN CONNECTION WITH THE COMPANY'S PROGRAM FOR REPURCHASE OF SHARES, IN THE FIRST HALF OF 2004, THE COMPANY REPURCHASED 46,489,800 SHARES IN THE FORM OF 15,496,600 CPOS IN THE AMOUNT OF PS.372,105 (PS.371,831 NOMINAL), AND RESOLD 12,000 SHARES IN THE FORM OF 4,000 CPOS IN THE AMOUNT OF PS.97.

     IN THE THIRD QUARTER OF 2003 AND THE SECOND HALF OF 2004, THE GROUP SOLD 15,000,000 AND 127,584,804 SHARES, RESPECTIVELY, IN THE FORM OF 5,000,000 AND 42,528,268 CPOS, RESPECTIVELY, IN THE AMOUNT OF PS.72,865 (PS.70,128 NOMINAL) AND PS.572,353 (PS.571,121 NOMINAL), RESPECTIVELY, IN CONNECTION WITH THE COMPANY'S STOCK OPTION PLAN.

6.   REPURCHASE OF SHARES:

     AS OF JUNE 30, 2004, THE COMPANY MAINTAINS A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.6,724,057. THIS RESERVE WAS USED IN 1999, 2000 AND 2003 IN THE AMOUNT OF PS.276,471, PS.618,019 AND PS.458,600, RESPECTIVELY, IN CONNECTION WITH THE REPURCHASE OF SHARES IN THOSE YEARS.

     IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.   INTEGRAL COST OF FINANCING:

     INTEGRAL COST OF FINANCING FOR THE SIX MONTHS ENDED JUNE 30, CONSISTED
OF:

                                                    2004            2003
                                               ---------------  --------------
INTEREST EXPENSE (1)                           Ps.  768,703     Ps.  679,300
INTEREST INCOME                                    (320,107)        (370,358)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)               (64,167)           7,973
LOSS FROM MONETARY POSITION (3)                     133,721           52,073
                                               ---------------  --------------
                                               Ps.  518,150     Ps.  368,988
                                               ===============  ==============

(1) INCLUDES RESTATEMENT OF UDIS OF PS.34,236 AND PS.52,262 NET IN 2004 AND 2003, RESPECTIVELY.
(2) NET OF THE GAIN OF PS.185,960 IN 2004 AND OF THE LOSS OF PS.12,598 IN 2003 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2004 AND 2003 OF PS.61,296 AND PS.52,625, RESPECTIVELY, ARISING FROM TEMPORARY DEFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF JUNE 30, WAS DERIVED FROM:

                                                 2004             2003
                                             --------------  ----------------
ASSETS:
ACCRUED LIABILITIES                          Ps.   503,829   Ps.    612,653
GOODWILL                                           833,197          870,603
TAX LOSS CARRYFORWARDS                           1,635,724        1,173,738
ALLOWANCE FOR DOUBTFUL ACCOUNTS                    365,534          265,962
CUSTOMER ADVANCES                                1,604,721        1,240,349
                                             --------------  ---------------
                                                 4,943,005        4,163,305
                                             --------------  ---------------
LIABILITIES:

INVENTORIES                                     (1,434,505)      (1,894,791)
PROPERTY, PLANT AND EQUIPMENT - NET             (1,124,446)      (1,018,956)
OTHER ITEMS                                       (270,091)        (399,709)
INNOVA                                         ( 1,579,306)      (1,391,023)
                                             --------------  ---------------
                                                (4,408,348)      (4,704,479)
                                             --------------  ---------------
DEFERRED-INCOME TAXS OF MEXICAN COMPANIES          534,657         (541,174)
DEFERRED TAX OF FOREIGN SUBSIDIARIES              (370,984)        (376,466)
ASSETS TAX

                                                 1,855,702        1,632,687
VALUATION ALLOWANCE                             (2,888,991)      (2,074,627)
                                             --------------  ----------------
DEFERRED INCOME TAX LIABILITY                     (869,616)      (1,359,580)
EFFECT ON CHANGE OF INCOME TAX RATES                88,779          280,722
                                             --------------  ----------------
DEFERRED TAX LIABILITY OF CONTINUING
  OPERATIONS                                 Ps.  (780,837)  Ps.  (1,078,858)
                                             ==============  ================


9.   EXTRAORDINARY ITEMS:

     NO  EXTRAORDINARY  ITEMS,  AS  DEFINED BY MEXICAN  GAAP  BULLETIN  A-7
"COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003.

10.  DISCONTINUED OPERATIONS:

     NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003.

11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     EFFECTIVE APRIL 1, 2004, THE GROUP ADOPTED THE GUIDELINES OF FIN 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES," AS PERMITTED BY MEXICAN GAAP BULLETIN A-8, "SUPPLEMENTARY APPLICATION OF INTERNATIONAL ACCOUNTING STANDARDS." FIN 46, WHICH BECAME EFFECTIVE IN 2004, ADDRESSES CONSOLIDATION BY BUSINESS ENTERPRISES OF VARIABLE INTEREST ENTITIES, OR "VIES". UNDER PREVIOUS GUIDANCE, A COMPANY GENERALLY INCLUDED ANOTHER ENTITY IN ITS CONSOLIDATED FINANCIAL STATEMENTS ONLY IF IT CONTROLLED THE ENTITY THROUGH VOTING INTERESTS. FIN 46 REQUIRES A VARIABLE INTEREST ENTITY TO BE CONSOLIDATED BY A COMPANY IF THAT COMPANY IS THE "PRIMARY BENEFICIARY" OF THE ENTITY. THE PRIMARY BENEFICIARY IS SUBJECT TO A MAJORITY OF THE RISK OF LOSS FROM THE VIES ACTIVITIES, OR IS ENTITLED TO RECEIVE A MAJORITY OF THE VIES RESIDUAL RETURN, OR BOTH. THE GROUP IDENTIFIED INNOVA AS A VARIABLE INTEREST ENTITY, AND THE GROUP AS THE PRIMARY BENEFICIARY OF THE INVESTMENT IN INNOVA, UNDER THE SCOPE OF FIN 46, AND THEREFORE, BEGINNING APRIL 1, 2004, THE GROUP BEGAN TO INCLUDE IN ITS CONSOLIDATED FINANCIAL STATEMENTS THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF INNOVA. BEFORE ADOPTING FIN 46, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN INNOVA BY APPLYING THE EQUITY METHOD, AND RECOGNIZED EQUITY IN LOSSES IN EXCESS OF ITS INVESTMENT UP TO THE AMOUNT OF THE GUARANTEES MADE BY THE GROUP IN CONNECTION WITH CERTAIN CAPITAL LEASE OBLIGATIONS OF INNOVA.

     AS A RESULT OF THIS ACCOUNTING CHANGE, THE GROUP RECOGNIZED AT APRIL 1, 2004, A CONSOLIDATED CUMULATIVE LOSS EFFECT OF PS.991,953, NET OF INCOME TAX IN THE AMOUNT OF PS.293,987, IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004, IN CONNECTION WITH INNOVA'S ACCUMULATED LOSSES NOT RECOGNIZED BY THE GROUP IN 2001, 2002, 2003 AND THE FIRST QUARTER OF 2004.

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2003.

12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED JUNE 30, 2004, ARE AS FOLLOWS:


                         HISTORICAL NET RESULT (1)                            RESTATED NET RESULT
                      --------------------------------                  ---------------------------------
                                                        INDEX AT END
      QUARTER           ACCUMULATED        QUARTER        OF PERIOD      ACCUMULATED        QUARTER
--------------------  ----------------- --------------  --------------  ---------------  ---------------
3 / 03                 Ps.   2,217,022   Ps.   686,024        105.275    Ps.  2,289,929  Ps.   708,583
4 / 03                       3,596,603       1,343,339        106.996         3,655,123      1,365,195
1 / 04                         472,041         472,041        108.672           472,323        472,323
2 / 04                         933,883         461,560        108.737           933,883        461,560

(1)     AS REPORTED IN EACH QUARTER.

13. INFORMATION BY SEGMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003, WERE AS FOLLOWS:


                                       TOTAL        INTERSEGMENT    CONSOLIDATED      OPERATING
                                      REVENUES        REVENUES        REVENUES      INCOME (LOSS)
                                    -------------   --------------  --------------  ---------------
2004:
TELEVISION BROADCASTING             Ps.  7,186,502  Ps.    105,369       7,081,133        2,622,440
PROGRAMING FOR PAY TELEVISION              362,046          73,192         288,854          111,122
PROGRAMING LICENSING                       937,759         -               937,759          360,353
PUBLISHING                                 901,801             189         901,612          148,345
PUBLISHING DISTRIBUTION                    917,776           3,964         913,812         (16,243)
SKY MEXICO                               1,174,200           8,477       1,165,723          236,781
CABLE TELEVISION                           544,309           1,680         542,629           92,216
RADIO                                      120,514          23,837          96,677          (2,946)
OTHER BUSINESSES                           818,202          55,924         762,278         (93,279)
ELIMINATIONS AND CORPORATE
  EXPENSES                                (272,632)       (272,632)         -               (76,500)
                                    --------------  --------------  --------------  ---------------
CONSOLIDATED TOTAL                  Ps. 12,690,477  Ps.          -  Ps. 12,690,477  Ps.   3,382,289
                                    ==============  ==============  ==============  ===============

2003:
TELEVISION BROADCASTING             Ps.  6,952,947  Ps.     26,380  Ps.  6,926,567  Ps.   2,363,413
PROGRAMING FOR PAY TELEVISION              338,021          28,882         309,139           47,194
PROGRAMING LICENSING                       867,127         -               867,127          300,471
PUBLISHING                                 812,754             863         811,891          135,295
PUBLISHING DISTRIBUTION                    767,619           3,223         764,396          (3,615)
SKY MEXICO                               -               -               -               -
CABLE TELEVISION                           500,616           3,011         497,605           58,470
RADIO                                      123,001          23,959          99,042            1,419
OTHER BUSINESSES                           776,443          55,929         720,514        (161,249)
ELIMINATIONS AND CORPORATE
  EXPENSES                                (142,247)       (142,247)         -               (79,181)
                                    --------------  --------------  --------------  ---------------
CONSOLIDATED TOTAL                  Ps. 10,996,281  Ps.          -  Ps. 10,996,281  Ps.   2,662,217
                                    ==============  ==============  ==============  ===============


14.  REFINANCING:

     IN MAY 2004, THE COMPANY ENTERED INTO A LONG-TERM CREDIT AGREEMENT WITH A MEXICAN BANK IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.1,162.5
MILLION, WHICH MATURES IN 2009. THE ANNUAL INTEREST RATE OF THIS INDEBTEDNESS EQUALS 9.70% AND IS PAYABLE ON A MONTHLY BASIS. THE PROCEEDS OF THIS LOAN WERE USED BY THE COMPANY TO PREPAY ALL OF THE OUTSTANDING AMOUNTS OF THE U.S.$100 MILLION SYNDICATED LONG-TERM LOAN, WHICH ORIGINALLY MATURED IN 2005 AND 2006.

15.  DIVESTITURE OF MINORITY INTEREST INVESTMENT

     IN APRIL 2004, THE COMPANY SOLD ITS 30% MINORITY INTEREST IN GRUPO EUROPRODUCCIONES, S.A., A TELEVISION PROGRAMMING PRODUCER IN SPAIN, IN THE AGGREGATE AMOUNT OF APPROXIMATELY 7,505 MILLION EUROS (PS.105,767) IN CASH. AS A RESULT OF THIS DISPOSAL, THE COMPANY RECOGNIZED A NET LOSS OF APPROXIMATELY 8,030 MILLION EUROS (PS.113,159) AS OTHER EXPENSE IN ITS CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2004.

                             - - - - - - - - -

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                 QUARTER:       2                 YEAR:   2004
GRUPO TELEVISA, S.A.
                       RELATION OF SHARES INVESTMENTS
                                                    ANNEX 3                                                         CONSOLIDATED
                                                                                                                  FINAL PRINTING
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         %               TOTAL AMOUNT
                                                                                     OWNERSHIP        (THOUSANDS OF PESOS)
                                                                       NUMBER                    --------------------------------
                COMPANY NAME (1)                MAIN ACTIVITIES      OF SHARES          (2)       ACQUISITION       PRESENT
                                                                                                      COST          VALUE (3)
---------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
 1   CORPORATIVO VASCO DE QUIROGA,         PROMOTION AND                19,509,544        100.00       1,836,819       1,779,891
     S.A. DE C.V.                          DEVELOPMENT OF
                                           COMPANIES
 2   CVQ ESPECTACULOS, S.A. DE C.V.        PROMOTION AND                10,660,871        100.00       1,367,744         574,561
                                           DEVELOPMENT OF
                                           COMPANIES
 3   DTH EUROPA, S.A.                      PROMOTION AND                   465,711         79.95         264,460        (527,240)
                                           DEVELOPMENT OF
                                           COMPANIES
 4   EDITORA FACTUM, S.A. DE C.V.          PROMOTION AND               527,908,167        100.00       1,765,630       1,583,996
                                           DEVELOPMENT OF
                                           COMPANIES
 5   EDITORIAL TELEVISA, S.A. DE C.V.      PROMOTION AND                 1,037,498        100.00         823,582       1,583,085
                                           DEVELOPMENT OF
                                           COMPANIES
 6   FACTUM MAS, S.A. DE C.V.              PROMOTION AND             5,271,100,701        100.00       4,585,127        (385,886)
                                           DEVELOPMENT OF
                                           COMPANIES
 7   GRUPO DISTRIBUIDORAS INTERMEX,        DISTRIBUTION OF BOOKS       349,470,905        100.00         822,778         575,606
     S.A. DE C.V.                          AND MAGAZINES
 8   GRUPO RADIOPOLIS, S.A. DE C.V.        PROMOTION AND               418,881,301        100.00         342,274       8,155,256
                                           DEVELOPMENT OF
                                           COMPANIES
 9   PROMO-INDUSTRIAS                      PROMOTION AND                   515,523        100.00             102          60,928
     METROPOLITANAS, S.A. DE C.V.          DEVELOPMENT OF
                                           COMPANIES
 10  SISTEMA RADIOPOLIS, S.A. DE C.V.      COMMERCIALIZATION OF         76,070,313         50.00         764,739         200,744
                                           RADIO PROGRAMMING
 11  TELEPARABOLAS, S.L.                   MAINTENANCE OF                    1,500        100.00             750             809
                                           PARABOLIC DISHES
 12  TELESISTEMA MEXICANO, S.A. DE C.V.    COMMERCIALIZATION OF        160,721,725        100.00      11,901,180      20,697,633
                                           TELEVISION
 13  TELEVISA ARGENTINA, S.A.              COMMERCIAL OPERATION          6,920,920        100.00         115,371          45,781
                                           OF TELEVISION
 15  TELEVISION INDEPENDIENTE DE           PROMOTION AND                16,997,306         99.96       1,265,724       4,907,569
     MEXICO, S.A. DE C.V.                  DEVELOPMENT OF
                                           COMPANIES
 16  CAPITALIZED INTEGRAL COST OF                                                1                                       210,971
     FINANCING, 1994
 17  CAPITALIZED INTEGRAL COST OF                                                1                                       389,386
     FINANCING, 1995
 18  CAPITALIZED INTEGRAL COST OF                                                1                                        26,957
     FINANCING, 1996
 19  CAPITALIZED INTEGRAL COST OF                                                1                                        21,676
     FINANCING, 1998

---------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN SUBSIDIARIES                                                                 25,856,280      39,901,723

---------------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS
 1   ARGOS COMUNICACION, S.A. DE C.V.      OPERATION AND/OR             33,000,000         15.30         137,000          21,288
                                           BROADCASTING OF T.V.
 2   DIBUJOS ANIMADOS MEXICANOS            PRODUCTION OF                 1,735,560         49.00           4,384             747
     DIAMEX, S.A. DE C.V.                  ANIMATED CARTOONS
 3   DTH TECHCO PARTNERS                   SERVICES FOR SATELLITE                1         30.00         117,900         159,758
                                           PAY TELEVISION
 4   EDITORIAL CLIO, LIBROS Y VIDEOS,      PUBLISHING AND PRINTING       2,627,050         30.00          26,270          14,021
     S.A. DE C.V.                          OF BOOKS AND
                                           MAGAZINES.
 5   ENDEMOL MEXICO, S.A. DE C.V.          COMMERCIALIZATION OF          1,635,000         50.00           1,635          17,411
                                           TELEVISION
                                           PROGRAMMING
 6   EN VIVO ESPECTACULOS, S. DE R.L.      LIVE ENTERTAINMENT IN                 2        100.00              25          (4,466)
     DE C.V.                               MEXICO
 7   MAS FONDOS, S.A. DE C.V.              MUTUAL FUND DISTRIBUTION         87,659         46.00          87,659          58,881
                                           COMPANY
 8   OCESA ENTRETENIMIENTO, S.A. DE        LIVE ENTERTAINMENT IN        14,100,000         40.00       1,095,581         485,853
     C.V.                                  MEXICO
 9   SKY LATIN AMERICA PARTNERS            ADMINISTRATIVE SERV.                  1         30.00           1,974          11,117
                                           FOR THE DTH VENTURES
 10  TELEVISORA DEL YAQUI, S.A. DE C.V.    OPERATION AND/OR              4,124,986         15.00             412           6,563
                                           BROADCASTING OF T.V.
 11  TUTV, LLC                             COMMERCIALIZATION OF                  1         50.00          25,752          20,619
                                           TELEVISION PROGRAMMING
 12  UNIVISION COMMUNICATIONS, INC.        BROADCASTING OF T.V.         30,187,534          9.36       5,602,976       5,761,842
                                           SPANISH PROGRAMS

---------------------------------------------------------------------------------------------------------------------------------

     TOTAL INVESTMENT IN ASSOCIATEDS                                                                   7,101,568       6,553,634

---------------------------------------------------------------------------------------------------------------------------------

     OTHER PERMANENT INVESTMENTS                                                                                         324,813

---------------------------------------------------------------------------------------------------------------------------------

     TOTAL                                                                                                            46,780,170
---------------------------------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA            ANNEX 5                QUARTER:       2                                      YEAR:   2004
GRUPO TELEVISA, S.A.
                             CREDIT BREAK DOWN
                            (Thousands of Pesos)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                       Denominated                    Amortization of Credits in
                                                                                                      -----------------------------
                                                                         In Pesos                     Time Interval
                                                                     --------------------------------------------------------------
        Credit Type / Institution        Amortization      Rate of       Until 1         More Than      Current        Until 1
                                             Date         Interest         Year           1 Year          Year           Year
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
BANAMEX, S.A.                             5/21/2009             9.70                        1,162,460
BANAMEX, S.A.                              5/1/2008             8.93           40,000         720,000
BANCA SERFIN, S.A.                        5/15/2006             8.07           64,000          64,000
BNP PARIBAS                               1/20/2009             2.29
BANAMEX, S.A.                             7/24/2004             7.69           38,156
BANK OF AMERICA                           3/31/2010             2.61
SUNTRUST BANK MIAMI, NATIONAL              4/1/2008             4.53
BANCO DE BILBAO VIZCAYA, S.A.             1/30/2006             5.86
LEASING DE COLOMBIA                       9/23/2006            13.14
LEASING DE OCCIDENTE                      3/19/2005            13.87
LEASING DE OCCIDENTE                      4/29/2007            17.62
SANTANDER CENTRAL HISPANO LEASING, S.A.   1/24/2006            14.74
LEASING DEL VALLE                         1/14/2005            14.40
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                   142,156       1,946,460            -                -
-----------------------------------------------------------------------------------------------------------------------------------
STOCK EXCHANGE
PRIVATE PLACEMENTS
-----------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
----------------------------------------
HOLDERS                                        5/13/2006       12.49
HOLDERS                                         8/8/2005        9.07
HOLDERS                                        9/13/2011        8.41
HOLDERS                                        3/11/2032        8.94
HOLDERS                                         4/1/2007       13.54
HOLDERS                                        9/19/2013        9.86
UDI DENOMINATED-NOTES                          4/13/2007        8.15                        3,705,056
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                                                -       3,705,056            -                -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                                       666,778                                     1,157,450
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                                               666,778               -            -        1,157,450
-----------------------------------------------------------------------------------------------------------------------------------





-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                                     1,191,683          58,382                       730,094
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                                           1,191,683          58,382                       730,094
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                            2,000,617       5,709,898            -        1,887,544
-----------------------------------------------------------------------------------------------------------------------------------


NOTES
   THE  BANCO NACIONAL  DE  MEXICO  LOAN   WAS   REFINACED  IN  JULY 2000,  AND
    THE MATURITY OF SUCH LOAN AND  INTEREST  PAYABLE WERE  CHANGED AS  RE-
     FLECTED IN THIS SCHEDULE.

     THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
     WERE AS FOLLOWS    :

                               $           11.5370    PESOS PER U.S. DOLLAR
                                            0.0042    PESOS PER COLOMBIAN PESO
                                           14.0926    PESOS PER EURO

[TABLE CONT'D]

---------------------------------------------------------------------------------------------------------------------------------
 Foreign Currency With National Entities (Thousands of $)      Amortization of Credits in Foreign Currency With Foreign Entities
---------------------------------------------------------------------------------------------------------------------------------
                                                       Time Interval
---------------------------------------------------------------------------------------------------------------------------------
   Until 2       Until 3      Until 4       Until 5       Current      Until 1        Until 2         Until 3         Until 4
     Year         Year          Year         Year          Year          Year          Year             Year           Year
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------



                                                               5,355        5,354          10,708           10,708         7,321

                                                                 289          289             578              578           578
                                                                 216        4,615           4,615            4,615         4,398
                                                               2,072        1,355           1,295
                                                                 255          222             417               81
                                                                 289          289
                                                                  86           85             172              142
                                                                  12           11              65
                                                                   8            7
---------------------------------------------------------------------------------------------------------------------------------
            -             -            -             -         8,582       12,227          17,850           16,124        12,297
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------


                                                                                           61,642
                                                                                        2,307,400


                                                                                                         1,015,256


---------------------------------------------------------------------------------------------------------------------------------
            -             -            -             -             -            -       2,369,042        1,015,256             0
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
            -             -            -             -             -      359,966               -                -             -
---------------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
      519,956                                                 33,578      119,580         170,980           86,917        97,455
---------------------------------------------------------------------------------------------------------------------------------

      519,956                                                 33,578      119,580         170,980           86,917        97,455
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
      519,956             -            -             -        42,160      491,773       2,557,872        1,118,297       109,752
---------------------------------------------------------------------------------------------------------------------------------


[TABLE CONT'D]

           CONSOLIDATED
         FINAL PRINTING
-----------------------
(Thousands of $)
-----------------------

-----------------------
        Until 5
          Year
-----------------------

-----------------------


           4,105

          29,987







-----------------------
          34,092
-----------------------


------------------------




       3,461,100
       3,461,100

       3,461,100

------------------------
      10,383,300
------------------------

------------------------

------------------------

------------------------
               -
------------------------




------------------------


------------------------
       1,146,474
------------------------

       1,146,474
------------------------

------------------------
      11,563,866
------------------------


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                             QUARTER:       2                        YEAR:   2004
GRUPO TELEVISA, S.A.
                     MONETARY FOREIGN CURRENCY POSITION
                            (Thousands of Pesos)
                                            ANNEX 6                                                               CONSOLIDATED
                                                                                                                Final Printing
-------------------------------------------------------------------------------------------------------------------------------
                                                  DOLLARS (1)                      OTHER CURRENCIES
                                        ---------------------------------------------------------------------      TOTAL
             TRADE BALANCE                 THOUSANDS        THOUSANDS         THOUSANDS        THOUSANDS         THOUSANDS
                                           OF DOLLARS        OF PESOS        OF DOLLARS         OF PESOS         OF PESOS
----------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                  628,316        7,248,882            37,755          435,579         7,684,461
LIABILITIES POSITION                        1,564,889       18,054,124            25,347          292,428        18,346,552
SHORT-TERM LIABILITIES POSITION               190,700        2,200,106            23,984          276,703         2,476,809

LONG-TERM LIABILITIES POSITION              1,374,189       15,854,018             1,363           15,725        15,869,743

----------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                  (936,573)     (10,805,242)           12,408          143,151       (10,662,091)
----------------------------------------------------------------------------------------------------------------------------

NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

            $   11.5370  PESOS PER U.S. DOLLAR
                14.0926  PESOS PER EURO
                 3.8976  PESOS PER ARGENTINEAN PESO
                 0.0179  PESOS PER CHILEAN PESO
                 0.0042  PESOS PER COLOMBIAN PESO
                 3.3219  PESOS PER PERUVIAN NUEVO SOL
                20.9851  PESOS PER POUNDS STERLING
                11.5370  PESOS PER ECUADORIAN SUCRE

THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                         QUARTER:       2          YEAR:   2004
GRUPO TELEVISA, S.A.
                           INTEGRATION AND INCOME
                    CALCULATION BY MONETARY POSITION (1)
                            (Thousands of Pesos)
                               ANNEX 7                                                                          CONSOLIDATED
                                                                                                              FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------
                                                                 (ASSET) LIABILITIES                           MONTHLY
          MONTH                MONETARY           MONETARY            MONETARY             MONTHLY             PROFIT
                                ASSETS          LIABILITIES           POSITION            INFLATION          AND (LOSS)
-----------------------------------------------------------------------------------------------------------------------------

JANUARY                           28,435,606         22,176,571            (6,259,035)              0.01             (38,900)

FEBRUARY                          27,713,141         20,084,504            (7,628,637)              0.01             (45,627)

MARCH                             26,256,111         21,431,109            (4,825,002)              0.00             (16,347)

APRIL                             28,415,500         34,291,191             5,875,691               0.00               8,866

MAY                               28,545,301         37,295,647             8,750,346               0.00             (21,946)

JUNE                              22,597,252         32,956,030            10,358,778               0.00              15,549

ACTUALIZATION:                                                                      -                                   (612)

CAPITALIZATION:                                                                     -                                      -

FOREIGN CORP.:                                                                      -                                 24,034

OTHER                                                                               -                                (58,738)

-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                               (133,721)
-----------------------------------------------------------------------------------------------------------------------------
NOTES

     THE AMOUNT REFLECTED IN "OTHER" INCLUDES A LOSS FROM MONETARY
     POSITION DERIVED FROM DEFERRED TAXES,  WHICH WAS CLASSIFIED IN
     THE  DEFERRED  INCOME   TAX   PROVISION  IN  ACCORDANCE  WITH THE
     GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                         QUARTER:  2 YEAR:   2004
GRUPO TELEVISA, S.A.
      CONVENANTS ON BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                            ANNEX 8                               CONSOLIDATED
                                                                Final Printing
-------------------------------------------------------------------------------
            FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

-------------------------------------------------------------------------------

     THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A. WITH MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

     THE AGREEMENTS OF THE U.S.$88 MILLION SENIOR NOTES AND THE U.S.$300 MILLION SENIOR NOTES ISSUED BY INNOVA, S. DE R.L. DE C.V. ("INNOVA") WITH MATURITY IN 2007 AND 2013, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, LIENS, SALES AND
     LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.


-------------------------------------------------------------------------------
                   ACTUAL SITUATION OF FINANCIAL LIMITED

-------------------------------------------------------------------------------

     AT JUNE 30, 2004, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.




                --------------------------------------------
                       C.P. JORGE LUTTEROTH ECHEGOYEN
                         CONTROLLER, VICE-PRESIDENT




                         MEXICO, D.F. JULY 26, 2004

                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                    QUARTER:       2              YEAR:   2004
GRUPO TELEVISA, S.A.

              PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
                                                            ANNEX 9                                            CONSOLIDATED
                                                                                                             FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------

            PLANT OR CENTER                         ECONOMIC ACTIVITY                     PLANT                UTILIZATION
                                                                                       CAPACITY (1)                (%)
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
 TELEVISION:                                                                                      0                       0
CORPORATIVO SANTA FE                     HEADQUARTERS                                             0                       0
TELEVISA SAN ANGEL                       PRODUCTION AND BROADCASTING PROGRAMMING.                 0                       0
TELEVISA CHAPULTEPEC                     PRODUCTION AND BROADCASTING PROGRAMMING.                 0                       0
REAL ESTATE                              LAND AND UNOCCUPIED, BUILDING,                           0                       0
                                         PARKING LOTS, ADMINISTRATIVE                             0                       0
                                         OFFICES, RADIO ANTENNAS,                                 0                       0
                                         TELEVISION STATIONS FACILITIES.                          0                       0
TRANSMISSION STATIONS                    BROADCASTER STATIONS.                                    0                       0
PUBLISHING:                                                                                       0                       0
EDITORIALS                               ADMINISTRATION, SALES, PRODUCTION,                       0                       0
                                         STORAGE AND DISTRIBUTION OF                              0                       0
                                         MAGAZINES AND NEWSPAPERS.                                0                       0
AUDIO:                                                                                            0                       0
SISTEMA RADIOPOLIS, S.A. DE C            BROADCASTER STATIONS.                                    0                       0
CABLE TELEVISION:                                                                                 0                       0
CABLEVISION, S.A. DE C.V.                CABLE TELEVISION, SIGNAL CONDUCTION                      0                       0
                                         AND TRANSMISSION EQUIPMENT.                              0                       0
OTHER BUSINESSES:                                                                                 0                       0
IMPULSORA DEL DEPORTIVO                  SOCCER, SOCCER TEAMS, TRAINING                           0                       0
NECAXA, S.A. DE C.V. AND CLUB            FACILITIES, ADMINISTRATIVE OFFICES AND                   0                       0
DE FUTBOL AMERICA, S.A. DE C.            THE AZTECA STADIUM.                                      0                       0
COMUNICACIONES MTEL, S.A. DE             NATIONWIDE PAGING.                                       0                       0
                                                                                                  0                       0
                                                                                                  0                       0
                                                                                                  0                       0





----------------------------------------------------------------------------------------------------------------------------
NOTES


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA                                                        QUARTER:       2                 YEAR:   2004
GRUPO TELEVISA, S.A.

                             MAIN RAW MATERIALS
                                                               ANNEX 10                                               CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                        MAIN                                            MAIN            DOM.           COST
          DOMESTIC                   SUPPLIERS                 FOREIGN               SUPPLIERS         SUBST.       PRODUCTION
                                                                                                                       (%)
-----------------------------------------------------------------------------------------------------------------------------------

PROGRAMS AND FILMS           ANIME CREATIVE
                             CORPORATION                                                                                      0.13
                             CIMA FILMS, S.A.
                             DE C.V.                                                                                          0.09
                             CINEMATOGRAFICA
                             CALDERON, S.A.                                                                                   0.11
                             CINEMATOGRAFICA
                             RODRIGUEZ, S.A.                                                                                  0.21
                             COMAREX, S.A.
                             DE C.V.                                                                                          0.10
                             CHURUBUSCO, S.A.                                                                                 0.11
                             DIANA INTERNACIO
                             NAL  FILMS, S.A.                                                                                 0.13
                             DISTRIBUIDORA RO
                             MARI, S.A. DE C.V.                                                                               1.57
                             GUIAS, S.A. DE C.V.                                                                              0.43
                             GUSSI, S.A. DE C.V.                                                                              3.81
                             NUVISION, S.A.                                                                                   0.57
                             ORO FILMS,
                             S.A. DE C.V.                                                                                     0.29
                             PELICULAS  RODRI
                             GUEZ, S.A.                                                                                       0.72
                             PELICULAS Y VI
                             DEOS INTERNACIO
                             NALES, S.A.                                                                                      0.11
                             PRODUCCIONES
                             AGUILA,S.A.                                                                                      0.27
                             PRODUCCIONES
                             GONZALO ELVIRA                                                                                   0.18
                             QUALITY FILMS, S.A.                                                                              0.03
                             SECINE, S.A. DE C.V.                                                                             0.17
                             TELE ALIANZA,
                             S.A. DE C.V.                                                                                     0.07
                             OTHER                                                                                            0.34

                                                        PROGRAMS AND FILMS     4KIDS ENTERTAIN-
                                                                               MENT                      NO                   0.22
                                                                               ABC DISTRIBUTION
                                                                               COMPANY                   NO                   0.59
                                                                               ALFRED HABER
                                                                               DISTRIBUTION, INC.        NO                   0.48
                                                                               ALLIANCE
                                                                               INTERNATIONAL             NO                   1.09
                                                                               AMERICA PRO-
                                                                               DUCCIONES, S.A.           NO                   3.44
                                                                               BETAFILM GMBH
                                                                               & CO.                     NO                   0.60
                                                                               BEVERLY HILLS
                                                                               ENTERTAINMENT             NO                   0.33
                                                                               BKN INTERNA-
                                                                               CIONAL,INC.               NO                   0.24
                                                                               BUENAVISTA
                                                                               INTERNATIONAL
                                                                               INC.                      NO                   0.27
                                                                               CANAL + DA                NO                   0.18
                                                                               CARSEY WERNER
                                                                               DISTRIBUTION,INC.         NO                   0.25
                                                                               CBS BROADCAST
                                                                               INTERNATIONAL             NO                   2.41
                                                                               CDC UNITED
                                                                               NETWORK                   NO                   0.08
                                                                               CINAR FILMS, INC.         NO                   0.11
                                                                               CONSTELLATION
                                                                               PICTURES, INC.            NO                   2.16
                                                                               CROWN MEDIA
                                                                               DISTRIBUTION              NO                   0.10
                                                                               DREAMWORKS                NO                   1.27
                                                                               EVERGREEN ENTER
                                                                               TAINMENT GLOBAL           NO                   0.17
                                                                               FIREWORKS INTER-
                                                                               NATIONAL                  NO                   0.42
                                                                               FREMANTLE INTER-
                                                                               NATIONAL DISTRI-
                                                                               BUTION, LTD.              NO                   0.26
                                                                               GLOBAL PROGRA
                                                                               MMING NETWORK             NO                   0.41
                                                                               GMD GLOBAL
                                                                               MEDIA DISTRIBU-
                                                                               TIONS                     NO                   0.12
                                                                               HARMONY GOLD
                                                                               USA, INC.                 NO                   0.22
                                                                               HEARTS ENTER
                                                                               TAINMENT, INC.            NO                   0.65
                                                                               HIT ENTERTAIN-
                                                                               MENT PLC.                 NO                   0.17
                                                                               INDEPENDENT
                                                                               INTERNATIONAL
                                                                               T.V. INC.                 NO                   2.48
                                                                               ITSY BITSY
                                                                               ENTERTAINMENT             NO                   0.58
                                                                               KUSHNER-LOCKE
                                                                               INTERNATIONAL             NO                   0.51
                                                                               MATTEL  EURO
                                                                               PA, BV.                   NO                   0.14
                                                                               MGM/UA TELECOM
                                                                               MUNICATIONS, INC.         NO                   3.06
                                                                               MORGAN CREEK
                                                                               INTERNATIONAL             NO                   0.20
                                                                               MOVIEMEX INTER-
                                                                               NATIONAL, INC.            NO                   0.03
                                                                               MTV NETWORKS A
                                                                               DIVISION OF VIACOM
                                                                               INT.                      NO                   1.14
                                                                               MULTIMEDIA GROUP
                                                                               OF CANADA                 NO                   0.39
                                                                               NBC INTERNATIONAL         NO                   0.10
                                                                               NELVANA INTER-
                                                                               NATIONAL                  NO                   0.33
                                                                               NEW LATIN IMAGE
                                                                               CORPORATION               NO                   0.05
                                                                               NGTV INTERNATIO-
                                                                               NAL, LTD.                 NO                   0.07
                                                                               PARAMOUNT
                                                                               PICTURES , CORP.          NO                   4.64
                                                                               POKEMON USA,
                                                                               INC.                      NO                   0.20
                                                                               PROTELE, INC.             NO                   4.29
                                                                               RCN TELEVISION,
                                                                               S.A.                      NO                   0.61
                                                                               REPRESENTA-
                                                                               CIONES DE TELE-
                                                                               VISION                    NO                   0.18
                                                                               ROSE ENTERTAIN-
                                                                               MENT, INC.                NO                   0.75
                                                                               RYSHER ENTER-
                                                                               TAINMENT, INC.            NO                   0.39
                                                                               SALSA
                                                                               DISTRIBUTION              NO                   0.16
                                                                               SALSA ENTER
                                                                               TAINMENT,INC.             NO                   1.07
                                                                               SONY CORPORA-
                                                                               TION OF AMERICA           NO                   7.55
                                                                               STUDIO CANAL
                                                                               IMAGE                     NO                   0.31
                                                                               TELEVISION FILM
                                                                               DISTRIBUTION              NO                   0.77
                                                                               TEPUY INTER
                                                                               NATIONAL, INC.            NO                   0.38
                                                                               TOEI ANIMATION
                                                                               CO., LTD                  NO                   0.85
                                                                               TOP ENTERTAINMENT
                                                                               PRODUCTS, INC.            NO                   0.11
                                                                               TWENTIETH CEN-
                                                                               TURY FOX, INC.            NO                   6.33
                                                                               UNIVERSAL STUDIOS
                                                                               INTERNATIONAL, B.V.       NO                  14.14
                                                                               VENTURA FILM
                                                                               DISTRIBUTORS BV           NO                   1.01
                                                                               WARNER BROS.
                                                                               INTERNATIONAL
                                                                               TELEVISION                NO                  13.74
                                                                               WHILAND COMPANY           NO                   4.77
                                                                               WORDLDIVISION
                                                                               ENTERPRISES, INC.         NO                   4.08
                                                                               XYSTUS, LLC.              NO                   0.34
                                                                               ZACH MOTION
                                                                               PICTURES,INC.             NO                   0.09
                                                                               OTHER                                          0.98
COAXIAL CABLE RG             NACIONAL DE
                             CONDUCTORES,
                             S.A. DE C.V.                                                                                     0.04
SINGLE  TELEGRIP             CORPODISENO DE
                             HERRAJES, S.A.                                                                                   0.01
IDENTIFICATION PLAQUE        RIVANDI, S.A. DE C.V.                                                                            0.10

                                                        COAXIAL CABLE RG
                                                        MAYA 60                MOTOROLA, INC.                                21.97
                                                        HILTI  BOLT            HILTI  MEXICANA,
                                                                               S.A. DE C.V.              NO                   0.05
                                                        SWITCH                 CABLENETWORK
                                                                               MEXICO                    NO                   0.02
                                                        SWITCH                 DISTRIBUIDORA Y
                                                                               COMERCIALIZADORA          YES                  0.24
                                                        TWO OUTLET DEVICE AC 20TVC CORPORATION           YES                  0.05
                                                        DECODIFICADOR          MOTOROLA,INC.             NO                  46.93
COUCHE PAPER                 PAPELERA MOHGA
                             BBA, S.A.                                                                                        0.40
                             SUMINISTROS Y
                             SERVICIOS BROM                                                                                   0.72
                             PRESENTACIONES
                             MREAL                                                                                            0.03
                             PRODUCTORA
                             COMERCIALIZA
                             DORA Y EDITORA                                                                                   0.91
                                                        COUCHE PAPER           BOWARWE,
                                                                               INC.                      YES                  0.27
                                                                               STORAM ENSON              YES                 11.76
                                                                               UPM KYMMENE SEAS          YES                  7.40
                                                                               BULKLEY DUNKE             YES                  1.46
                                                                               M REAL                    YES                  1.26
                                                                               MYLLLIKOSKI
                                                                               PAPEL                     YES                  3.87
                                                                               TEMBEC,INC.               YES                  0.46
                                                                               BULKLEY DUNTON            YES                 14.42
                                                                               FINNIPAP                  YES                  8.02
                                                                               WEB SOURCE                YES                  0.35
                                                                               BOWATER,INC.              YES                  0.82
                                                                               NORKE CANADA              YES                  0.60
PAPER AND IMPRESSION         PRODUCTORA CO
                             MERCIALIZADORA Y
                             EDITORES DE LI
                             BROS , S.A. DE C.V.                                                                             12.26
                             OFFSET
                             MULTICOLOR                                                                                      15.24
                             IMPRESOS MOINO                                                                                   1.04
                             PROCESOS IND
                             DE PAPEL, S.A.                                                                                   2.02
                             GRAFICAS LA
                             PRENSA, SA DE CV                                                                                 0.19
                             LABORATORIO LITO
                             COLOR, S.A.                                                                                      0.04
                             SERVICIOS PROFE
                             SIONALES, S.A.                                                                                   0.14
                                                        PAPER AND IMPRESSION   QUEBECOR
                                                                               CHILE, S.A.               YES                  2.65
                                                                               QUEBECOR
                                                                               WORLD, INC.               YES                  0.10
                                                                               GRUPO OP GRAFICAS
                                                                               S.A.                      YES                  0.30
                                                                               PRINTER COLOMBIA          YES
                                                                               NA, S.A.                  YES                  0.63
                                                                               ST. IVES, INC.            YES                  7.40
                                                                               BEST LITHO                YES                  0.39
                                                                               EDITORES, S.A.                                 0.14
                                                                               RR DONELLY                                     2.61
                                                                               QUAD GRAPHICS             YES                  2.05

-----------------------------------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.
                       SALES DISTRIBUTION BY PRODUCT
                                  ANNEX 11
                               DOMESTIC SALES


----------------------------------------------------------------------------------------------------------------------------------
                                          TOTAL PRODUCTION      NET SALES                     MARKET                MAIN
                                     ------------------------------------------------------            ---------------------------
              MAIN PRODUCTS             VOLUME        AMOUNT      VOLUME        AMOUNT         SHARE             TRADEMARKS
                                                                                                (%)
----------------------------------------------------------------------------------------------------------------------------------

INTERSEGMENT ELIMINATIONS                                                         (268,968)
TELEVISION:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)                                      54
ADVERTISED TIME SOLD (HALF HOURS)                                          3     6,841,063














OTHER INCOME                                                                        56,954
PROGRAMMING FOR PAY TELEVISION:
SALE OF SIGNALS                                                                    268,203
ADVERTISED TIME SOLD                                                                42,130
PUBLISHING:
MAGAZINE CIRCULATION                        60,531       526,436      27,127       332,072             TV Y NOVELAS MAGAZINE,
                                                                                                       TELEGUIA MAGAZINE,
                                                                                                       VANIDADES MAGAZINE
                                                                                                       COSMOPOLITAN MAGAZINE
                                                                                                       BIOGRAPHICAL BOOKS
                                                                                                       SOCCERMANIA MAGAZINE
                                                                                                       TU MAGAZINE
                                                                                                       MEN'S HEALTH MAGAZINE
                                                                                                       CARAS MAGAZINE
                                                                                                       MUY INTERESANTE MAGAZINE
PUBLISHING                                                                         243,915
PUBLISHING DISTRIBUTION:                                               7,579       225,669              MAGAZINE:
                                                                                                       "MAESTRA PREESCOLAR"
                                                                                                       "EL EGIPTO DE LOS FARAONES"
                                                                                                       "FABULA DISNEY"
                                                                                                       "REVISTA DEL CONSUMIDOR"
                                                                                                       "MAESTRA DE PRIMARIA"
SKY MEXICO:
DTH BROADCAST SATELLITE
PAY TELEVISION                                                                   1,102,218             SKY
PAY PER VIEW                                                                        59,078
CHANNEL COMMERCIALIZATION                                                           12,904
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                                                       513,191
SERVICE INSTALLATION                                                                13,865
PAY PER VIEW                                                                           916
CHANNEL COMMERCIALIZATION                                                           10,219
OTHER                                                                                6,118








RADIO:
ADVERTISED TIME SOLD                                                               120,514









OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS                                                                    394,984





SPECIAL EVENTS AND SHOW PROMOTION                                                  282,641             AMERICA
                                                                                                       NECAXA
                                                                                                       REAL SAN LUIS
NATIONWIDE PAGING SERVICE                                                           88,818             SKYTEL











INTERNET SERVICES                                                                   37,856             ESMAS.COM




----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                    526,436                10,384,360
----------------------------------------------------------------------------------------------------------------------------------


[TABLE CONT'D]

                QUARTER:   2                   YEAR:   2004





                                               CONSOLIDATED
                                             FINAL PRINTING
-----------------------------------------------------------

-----------------------------------------------------------
                           CUSTOMERS

-----------------------------------------------------------

     PROCTER & GAMBLE DE MEXICO, S.A. DE C.V.



     PROCTER & GAMBLE DE MEXICO, S.A. DE C.V.
     THE COCA-COLA EXPORT COMPANY.
     UNILEVER DE MEXICO, S.A. DE C.V.
     SABRITAS, S. DE R.L. DE C.V.
     BIMBO, S.A. DE C.V.
     PEPSI COLA MEXICANA, S.A. DE C.V.
     CERVECERIA MODELO, S.A. DE C.V.
     TELEFONOS DE MEXICO, S.A. DE C.V.
     DANONE DE MEXICO, S.A. DE C.V.
     NESTLE MEXICO, S.A. DE C.V.
     KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
     PRODUCCIONES INFOVISION, S.A. DE C.V.
     KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
     GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
     FRABEL, S.A. DE C.V.





     GENERAL PUBLIC (AUDIENCE)
     DEALERS
     COMMERCIAL CENTERS (MALLS)







     VARIOUS








     GENERAL PUBLIC



     GENERAL PUBLIC
     OPERADORA MEGACABLE, S.A. DE C.V.
     CERVECERIA MODELO, S.A. DE C.V.
     GRUPO WARNER LAMBERT MEXICO, S. DE R.L. DE C.V.
     TELEFONOS DE MEXICO, S.A. DE C.V.
     DAIMLERCHRYSLER DE MEXICO, S.A. DE C.V.
     FORD MOTOR COMPANY, S.A. DE C.V.
     BRISTOL MYERS SQUIBB DE MEXICO, S. DE R.L. DE C.V.
     KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
     BANCO NACIONAL DE MEXICO, S.A.
     ARENA COMMUNICATIONS, S.A. DE C.V.
     BAYER DE MEXICO, S.A. DE C.V.
     SONY DE MEXICO, S.A. DE C.V.

     CERVECERIA MODELO, S.A. DE C.V.
     ARENA COMMUNICATIONS, S.A. DE C.V.
     VENTAS Y SERVICIOS AL CONSUMIDOR, S.A. DE C.V.
     PEGASO PCS, S.A. DE C.V.
     GIGANTE, S.A. DE C.V.
     NEXTEL DE MEXICO, S.A. DE C.V.
     COMERCIAL MEXICANA
     GENERAL MOTORS DE MEXICO, S. DE R.L. DE C.V.
     ALESTRA, S. DE R.L. DE C.V.
     DISTRIBUIDORA KROMA, S.A. DE C.V.


     CINEMAS DE LA REPUBLICA, S.A. DE C.V.
     CINEMEX, S.A. DE C.V.
     CINEMARK DE MEXICO, S.A. DE C.V.
     CINEPOLIS DEL PAIS, S.A. DE C.V.
     MULTIMEDIOS CINEMAS, S.A. DE C.V.
     GENERAL PUBLIC (AUDIENCE)
     GENERAL PUBLIC (AUDIENCE)
     FEDERACION MEXICANA DE FUTBOL, A.C.

     FERROCARRIL MEXICANO, S.A. DE C.V.
     BANCO NACIONAL DE MEXICO, S.A.
     HEWLETT PACKARD DE MEXICO, S. DE R.L. DE C.V.
     COMISION FEDERAL DE ELECTRICIDAD
     EDS DE MEXICO, S.A. DE C.V.
     AVANTEL, S.A.
     FERROSUR, S.A. DE C.V.
     SECRETARIA DE GOBERNACION
     SCHERING PLOUGH, S.A. DE C.V.
     BBVA BANCOMER, S.A.
     GRUPO NACIONAL PROVINCIAL, S.A.
     I.B.M. DE MEXICO, S.A.
     MEDIA CONTACTS, S.A. DE C.V.
     TELEFONOS DE MEXICO, S.A. DE C.V.
     MOTOROLA DE MEXICO, S.A.
     NESTLE MEXICO, S.A. DE C.V.

-----------------------------------------------------------

-----------------------------------------------------------


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.
                       SALES DISTRIBUTION BY PRODUCT

                                  ANNEX 11A
                               FOREIGN SALES


------------------------------------------------------------------------------------------------------------------------------------
                          TOTAL PRODUCTION                            NET SALES
                 ---------------------------------------------------------------------------------
 MAIN PRODUCTS                 VOLUME                   AMOUNT         VOLUME          AMOUNT                  DESTINATION
------------------------------------------------------------------------------------------------------------------------------------

INTERSEGMENT ELIMINATIONS                                                                  (3,664)
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                                                                     232,085 UNITED STATES OF AMERICA





OTHER INCOME                                                                               56,400 UNITED STATES OF AMERICA
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                                                                           51,713 SPAIN
                                                                                                  ARGENTINA
                                                                                                  CHILE
                                                                                                  GUATEMALA
                                                                                                  COLOMBIA
PROGRAM LICENSING:
PROGRAMMING AND ROYALTIES                                                                 937,759 UNITED STATES OF AMERICA
                                                                                                  CENTRAL AMERICA
                                                                                                  CARIBBEAN
                                                                                                  EUROPE
                                                                                                  SOUTH AMERICA
                                                                                                  AFRICA
                                                                                                  ASIA



PUBLISHING:
MAGAZINE CIRCULATION, BOOKS AND
ADVERTISING                                                                 12,565        198,079 GUATEMALA AND COSTA RICA
                                                                                                  UNITED STATES OF AMERICA
                                                                                                  PANAMA
                                                                                                  SOUTH AMERICA
                                                                                                  CENTRAL AMERICA
PUBLISHING                                                                                127,735
PUBLISHING DISTRIBUTION:                                                     7,082        692,107 PANAMA
                                                                                                  SOUTH AMERICA




OTHER BUSINESSES:                                                                          13,903

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                   2,306,117
------------------------------------------------------------------------------------------------------------------------------------


[TABLE CONT'D]

         QUARTER:   2                   YEAR:   2004






                                         CONSOLIDATED
                                       FINAL PRINTING
-----------------------------------------------------
                  MAIN
     ------------------------------------------------
               TRADEMARKS               CUSTOMERS

-----------------------------------------------------



                                     RCN TELEVISION
                                     POWERCORP B.V.
                                     THOMSON BROADCASTING AND MEDIA SOLUTIONS
                                     MASTER CARD INTERNATIONAL GLOBAL MARKETING
                                     CHEIL COMMUNICATIONS, INC.
                                     REYNOLDS CONSUMER PRODUCTS








     TELEVISA                        MCCANN ERICKSON, INC.
     TELEVISA                        MINDSHARE
     TELEVISA                        DAILY AND ASSOCIATES
     TELEVISA                        SPOTPLUS
     TELEVISA                        CARAT, INC.
     TELEVISA                        HORIZON MEDIA, INC.
     TELEVISA                        GREY ADVERTISING, INC.
                                     INITIATIVE MEDIA, INC.
                                     GSD&M ADVERTISING
                                     TBWA CHIAT


     T.V. Y NOVELAS MAGAZINE         GENERAL PUBLIC (AUDIENCE)
     BIOGRAPHICAL BOOKS              DEALERS
     VANIDADES MAGAZINE
     COSMOPOLITAN MAGAZINE
     TU  MAGAZINE

     BARNEY MAGAZINE                 GENERAL PUBLIC (AUDIENCE)
     FUTBOL TOTAL MAGAZINE
     GANCHILLO ARTISTICO DE
     CHOISY MAGAZINE
     PEOPLE EN ESPANOL
     MAGAZINE


-----------------------------------------------------

-----------------------------------------------------


                           MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA                      QUARTER:  2     YEAR:  2004
GRUPO TELEVISA, S.A.

             PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

                                  ANNEX 13
                                                                 CONSOLIDATED
                                                               FINAL PRINTING
------------------------------------------------------------------------------------------------

MAJOR INVESTMENT  PROJECTS OF GRUPO TELEVISA,  S.A. AND ITS SUBSIDIARIES AT
JUNE 30, 2004, INCLUDE THE FOLLOWING  (MILLIONS OF U.S. DOLLARS AND MEXICAN
PESOS):

              DESCRIPTION                 AUTHORIZED AMOUNT      EXERCISED AMOUNT     PROGRESS %
              -----------                 -----------------      ----------------     ----------

U.S. DOLLAR DENOMINATED PROJECTS:

DIGITALIZATION OF THE CABLE
  TELEVISION NETWORK                      U.S. $      95.0       U.S. $     27.8            29%

INFORMATION TECHNOLOGY
  PROJECTS OF CABLE TELEVISION                        13.5                  10.0            74%

TECHNICAL EQUIPMENT FOR
  T.V.  STATIONS                                      13.3                   7.9            59%

INFORMATION TECHNOLOGY
  PROJECTS                                            11.3                   3.3            29%



MEXICAN PESOS DENOMINATED PROJECTS:

INFORMATION TECHNOLOGY
  PROJECTS                                 PS.        34.1        PS.       30.2            88%

SOCCER FACILITIES AND
  IMPROVEMENTS                                        26.2                  16.0            61%

TECHNICAL EQUIPMENT FOR
  T.V. STATIONS                                       17.1                  13.3            78%


                           MEXICAN STOCK EXCHANGE


STOCK EXCHANGE CODE:  TLEVISA               QUARTER:       2      YEAR:   2004
GRUPO TELEVISA, S.A.
    INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

                           ANNEX 14 CONSOLIDATED
                                                                FINAL PRINTING
-------------------------------------------------------------------------------

     MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

     ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON - MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN GAAP, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE RATE AS OF THE BALANCE SHEET DATE AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN GAAP AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

     EFFECTIVE MARCH, 2002, THE COMPANY DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS SENIOR NOTES DUE 2011 AND 2032 FOR AN AGGREGATE AMOUNT OF U.S.$600 MILLION (Ps.6,922,200). CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE COMPANY'S NET INVESTMENT IN SHARES OF UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS).


     THE GROUP'S FINANCIAL STATEMENTS FOR JUNE 30, 2003, HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF JUNE 30, 2004, BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2004 WAS 1.0437. HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN GAAP BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR JUNE 30, 2003, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR JUNE 2003 WOULD HAVE BEEN 1.0579.

          MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE COTLEVISA                                  DATE:       7/27/2004
GRUPO TELEVISA,S.A.

GENERAL DATA OF ISSUER

===============================================================================

COMPANY'S NAME:  GRUPO TELEVISA, S.A.
ADDRESS:         AV. VASCO DE QUIROGA #2000
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-20-00
FAX:             5261-24-94
INTERNET ADDRESS:www.televisa.com.mx

TAX DATA OF THE ISSUER

===============================================================================

COMPANY TAX CODE:GTE901219GK3
ADDRESS:         AV. VASCO DE QUIROGA #2000
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

-------------------------------------------------------------------------------
NAME:            C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 1
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-25-77
FAX:             5261-20-43
E-MAIL:          rglima@televisa.com.mx

EXECUTIVES DATA

===============================================================================

BMV POSITION:    CHAIRMAN OF THE BOARD
POSITION:        CHAIRMAN OF THE BOARD
NAME:            SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:         AV. CHAPULTEPEC #28 PISO 1
NEIGHBORHOOD:    DOCTORES
ZIP CODE:        06724
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5709-42-89
FAX:             5709-39-88
E-MAIL:          emilio@televisa.com.mx

===============================================================================

BMV POSITION:    GENERAL DIRECTOR
POSITION:        PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:            SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:         AV. CHAPULTEPEC #28 PISO 1
NEIGHBORHOOD:    DOCTORES
ZIP CODE:        06724
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5709-42-89
FAX:             5709-39-88
E-MAIL:          emilio@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:    FINANCE DIRECTOR
POSITION:        CHIEF FINANCIAL OFFICER
NAME:            LIC. SALVI  FOLCH VIADERO
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 4
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-25-80
FAX:             5261-20-39
E-MAIL:          sfolch@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:    RESPONSIBLE FOR SENDING CORPORATE INFORMATION THROUGH EMISNET
POSITION:        DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:            C.P.C. JOSE RAUL GONZALEZ LIMA
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 1
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-25-77
FAX:             5261-20-43
E-MAIL:          rglima@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:    RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION THROUGH
                 EMISNET
POSITION:        VICE PRESIDENT  OF CORPORATE FINANCE
NAME:            LIC. ALEXANDRE MOREIRA PENNA
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 3
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-24-58
FAX:             5261-25-24
E-MAIL:          apenna@televisa.com.mx

===============================================================================

BMV POSITION:    RESPONSIBLE FOR LEGAL MATTERS
POSITION:        VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF GRUPO TELEVISA
NAME:            LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 4
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-25-85
FAX:             5261-25-46
E-MAIL:          jmijares@televisa.com.mx

-------------------------------------------------------------------------------

BMV POSITION:    SECRETARY OF THE BOARD OF DIRECTORS
POSITION:        SECRETARY OF THE BOARD OF DIRECTORS
NAME:            LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 4
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-25-85
FAX:             5261-25-46
E-MAIL:          jmijares@televisa.com.mx

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BMV POSITION:    PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:        EXTERNAL GENERAL COUNSEL
NAME:            LIC. RICARDO MALDONADO YANEZ
ADDRESS:         MONTES URALES #505, PISO 3
NEIGHBORHOOD:    LOMAS DE CHAPULTEPEC
ZIP CODE:        11000
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5201-74-47
FAX:             5520-10-65
E-MAIL:          rmaldonado@macf.com.mx

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BMV POSITION:    RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:        DIRECTOR OF INVESTOR RELATIONS
NAME:            LIC. MICHEL BOYANCE BALDWIN
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 4
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-24-46
FAX:             5261-24-94
E-MAIL:          mboyance@televisa.com.mx

===============================================================================

BMV POSITION:    RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
POSITION:        SECRETARY OF THE BOARD OF DIRECTORS
NAME:            LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 4
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-25-85
FAX:             5261-25-46
E-MAIL:          jmijares@televisa.com.mx

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BMV POSITION:    RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH EMISNET
POSITION:        DIRECTOR OF INVESTOR RELATIONS
NAME:            LIC. MICHEL BOYANCE BALDWIN
ADDRESS:         AV. VASCO DE QUIROGA #2000 EDIFICIO A PISO 4
NEIGHBORHOOD:    SANTA FE
ZIP CODE:        01210
CITY AND STATE:  MEXICO, D.F.
TELEPHONE:       5261-24-46
FAX:             5261-24-94
E-MAIL:          mboyance@televisa.com.mx

                       MEXICAN STOCK EXCHANGE ("BMV")


STOCK EXCHANGE CODE: TLEVISA                                DATE:    7/27/2004
GRUPO TELEVISA, S.A.

BOARD OF DIRECTORS

===============================================================================
POSITION :       PRESIDENT(S)

NAME :           EMILIO FERNANDO AZCARRAGA JEAN

-------------------------------------------------------------------------------
POSITION :       VICE PRESIDENT(S)

NAME :           MARIA ASUNCION ARAMBURUZABALA LARREGUI

-------------------------------------------------------------------------------
POSITION :       DIRECTOR(S)

NAME :           PEDRO ASPE ARMELLA
NAME :           JULIO BARBA HURTADO
NAME :           JOSE ANTONIO BASTON PATINO
NAME :           ANA PATRICIA BOTIN O'SHEA
NAME :           MANUEL JORGE CUTILLAS COVANI
NAME :           ALFONSO DE ANGOITIA NORIEGA
NAME :           CARLOS FERNANDEZ GONZALEZ
NAME :           BERNARDO GOMEZ MARTINEZ
NAME :           CLAUDIO X. GONZALEZ LAPORTE
NAME :           ROBERTO HERNANDEZ RAMIREZ
NAME :           ENRIQUE KRAUZE KLEINBORT
NAME :           GERMAN LARREA MOTA VELAZCO
NAME :           GILBERTO PEREZALONSO CIFUENTES
NAME :           ALEJANDRO QUINTERO INIGUEZ
NAME :           FERNANDO SENDEROS MESTRE
NAME :           ENRIQUE FRANCISCO J. SENIOR HERNANDEZ
NAME :           CARLOS SLIM DOMIT
NAME :           LORENZO H. ZAMBRANO TREVINO

-------------------------------------------------------------------------------
POSITION :       ALTERNATE DIRECTOR(S)

NAME :           HERBERT ALLEN III
NAME :           JUAN PABLO ANDRADE FRICH
NAME :           LUCRECIA ARAMBURUZABALA LARREGUI
NAME :           FELIX ARAUJO RAMIREZ
NAME :           MAXIMILIANO ARTEAGA CARLEBACH
NAME :           JOAQUIN BALCARCEL SANTA CRUZ
NAME :           JUAN FERNANDO CALVILLO ARMENDARIZ
NAME :           RAFAEL CARABIAS PRINCIPE
NAME :           FRANCISCO JOSE CHEVEZ ROBELO
NAME :           JOSE LUIS FERNANDEZ FERNANDEZ
NAME :           SALVI FOLCH VIADERO
NAME :           LEOPOLDO GOMEZ GONZALEZ BLANCO
NAME :           JOSE HEREDIA BRETON
NAME :           JOSE ANTONIO LARA DEL OLMO
NAME :           JORGE LUTTEROTH ECHEGOYEN
NAME :           ALBERTO MONTIEL CASTELLANOS
NAME :           RAUL MORALES MEDRANO
NAME :           ALEXANDRE MOREIRA PENNA DA SILVA
NAME :           GUILLERMO NAVA GOMEZ-TAGLE

-------------------------------------------------------------------------------
POSITION :       STATUTORY AUDITOR(S)

NAME :           MARIO SALAZAR ERDMANN

-------------------------------------------------------------------------------
POSITION :       ALTERNATE STATUTORY AUDITOR(S)

NAME :           JOSE MIGUEL ARRIETA MENDEZ

-------------------------------------------------------------------------------
POSITION :       SECRETARY(IES) OF THE BOARD

NAME :           JUAN SEBASTIAN MIJARES ORTEGA

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: August 3, 2004                        By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President